1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Nine Months Ended September 30, 2009 and 2008 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of September 30, 2009 and 2008, and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.

We have also reviewed, in accordance with Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the nine months ended September 30, 2009 and 2008, and have issued thereon an unqualified review report with an explanatory paragraph relating to the adoption of the newly revised Statement of Financial Accounting Standard, Accounting for Inventories, and the adoption of Interpretation 2007-052, respectively.
October 9, 2009
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$102,286,286	20	$71,356,901	13
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	367,461	—	12,970	—
Available-for-sale financial assets (Notes 2, 6 and 23)	—	—	16,936,633	3
Held-to-maturity financial assets (Notes 2, 7 and 23)	8,374,389	2	5,063,096	1
Receivables from related parties (Note 24)	22,464,807	4	27,255,916	5
Notes and accounts receivable	20,825,053	4	22,662,860	4
Allowance for doubtful receivables (Notes 2 and 8)	(436,000)	—	(686,143)	—
Allowance for sales returns and others (Notes 2 and 8)	(8,874,199)	(2)	(5,339,469)	(1)
Other receivables from related parties (Note 24)	321,499	—	315,293	—
Other financial assets (Note 25)	903,842	—	564,972	—
Inventories (Notes 2, 3 and 9)	17,194,184	3	19,429,551	4
Deferred income tax assets (Notes 2 and 17)	4,287,040	1	2,915,006	1
Prepaid expenses and other current assets	613,580	—	1,208,644	—

Total current assets	168,327,942	32	161,696,230	30

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	105,085,064	20	109,129,339	21
Available-for-sale financial assets	1,033,473	—	4,003,970	1
Held-to-maturity financial assets	13,278,683	3	11,416,050	2
Financial assets carried at cost	501,563	—	748,263	—

Total long-term investments	119,898,783	23	125,297,622	24

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	123,783,029	24	113,146,254	21
Machinery and equipment	674,274,132	129	632,130,632	119
Office equipment	10,337,123	2	9,597,292	2

	808,394,284	155	754,874,178	142
Accumulated depreciation	(610,117,838)	(117)	(538,829,638)	(101)
Advance payments and construction in progress	18,320,302	4	10,960,925	2

Net property, plant and equipment	216,596,748	42	227,005,465	43

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,453,680	1	6,466,929	1

Total intangible assets	7,021,436	1	8,034,685	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	6,973,800	1	7,504,585	1
Refundable deposits	2,754,296	1	2,666,676	1
Others (Note 2)	487,358	—	57,111	—

Total other assets	10,215,454	2	10,228,372	2

TOTAL	$522,060,363	100	$532,262,374	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	$—	—	$314,630	—
Accounts payable	8,297,913	1	6,948,805	1
Payables to related parties (Note 24)	2,294,155	—	2,573,875	1
Income tax payable (Notes 2 and 17)	5,726,656	1	9,071,046	2
Bonuses payable to employees and directors (Notes 2, 3 and 19)	8,618,411	2	13,265,568	3
Payables to contractors and equipment suppliers	15,520,005	3	7,390,905	1
Accrued expenses and other current liabilities (Note 15)	8,675,196	2	11,153,920	2
Current portion of bonds payable (Note 14)	—	—	8,000,000	1

Total current liabilities	49,132,336	9	58,718,749	11

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	4,500,000	1
Other long-term payables (Note 15)	579,600	—	1,071,214	—

Total long-term liabilities	5,079,600	1	5,571,214	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,786,616	1	3,695,766	1
Guarantee deposits (Note 27)	1,104,704	—	1,618,686	—
Deferred credits (Notes 2 and 24)	71,809	—	582,206	—

Total other liabilities	4,963,129	1	5,896,658	1

Total liabilities	59,175,065	11	70,186,621	13

CAPITAL STOCK — NT$10 PAR VALUE (Notes 19 and 21)
Authorized: 28,050,000 thousand shares
Issued: 25,900,662 thousand shares in 2009
25,904,166 thousand shares in 2008	259,006,623	50	259,041,660	49

CAPITAL SURPLUS (Notes 2 and 19)	55,439,919	10	50,463,438	9

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	77,317,710	15	67,324,393	13
Appropriated as special capital reserve	—	—	391,857	—
Unappropriated earnings	71,898,923	14	103,062,463	19

	149,216,633	29	170,778,713	32

OTHERS (Notes 2, 21 and 23)
Cumulative translation adjustments	(1,272,298)	—	(1,584,029)	—
Unrealized gain/loss on financial instruments	494,421	—	(124,039)	—
Treasury stock: 278,875 thousand shares	—	—	(16,499,990)	(3)

	(777,877)	—	(18,208,058)	(3)

Total shareholders’ equity	462,885,298	89	462,075,753	87

TOTAL	$522,060,363	100	$532,262,374	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche review report dated October 9, 2009)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 24)	$206,462,258		$266,527,657

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	9,715,735		5,586,784

NET SALES	196,746,523	100	260,940,873	100

COST OF SALES (Notes 3, 9, 18 and 24)	113,516,518	58	142,456,953	55

GROSS PROFIT	83,230,005	42	118,483,920	45

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	128,152	—	164,705	—

REALIZED GROSS PROFIT	83,101,853	42	118,319,215	45

OPERATING EXPENSES (Notes 18 and 24)
Research and development	13,686,108	7	15,359,634	5
General and administrative	7,246,047	3	7,829,752	3
Marketing	1,427,041	1	1,845,955	1

Total operating expenses	22,359,196	11	25,035,341	9

INCOME FROM OPERATIONS	60,742,657	31	93,283,874	36

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	938,369	1	2,084,519	1
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	576,910	—	—	—
Settlement income (Note 27)	494,070	—	456,195	—
Technical service income (Notes 24 and 27)	279,644	—	521,366	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 23)	53,364	—	396,865	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	—	—	1,306,897	1
Foreign exchange gain, net (Note 2)	—	—	146,196	—
Others (Notes 2 and 24)	355,793	—	651,716	—

Total non-operating income and gains	2,698,150	1	5,563,754	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Equity in losses of equity method investees, net (Notes 2 and 10)	$2,772,157	1	$—	—
Foreign exchange loss, net (Note 2)	611,098	—	—	—
Interest expense	108,276	—	266,250	—
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	—	—	299,565	—
Loss on idle assets (Note 2)	—	—	210,477	—
Provision for litigation loss	—	—	99,126	—
Others (Note 2)	102,553	—	89,369	—

Total non-operating expenses and losses	3,594,084	1	964,787	—

INCOME BEFORE INCOME TAX	59,846,723	31	97,882,841	38

INCOME TAX EXPENSE (Notes 2 and 17)	3,294,936	2	10,395,449	4

NET INCOME	$56,551,787	29	$87,487,392	34

	2009		2008
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$2.32	$2.19	$3.74	$3.35

Diluted earnings per share	$2.30	$2.18	$3.72	$3.33

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock for the nine months ended September 30, 2008 (Notes 2 and 21):

2008
NET INCOME	$87,589,671

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.35

Diluted earnings per share	$3.33

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 9, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$56,551,787	$87,487,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55,547,956	55,280,082
Unrealized gross profit from affiliates	128,152	164,705
Amortization of premium/discount of financial assets	(6,248)	(75,112)
Gain on disposal of available-for-sale financial assets, net	(37,370)	(397,535)
Gain on held-to-maturity financial assets redeemed by the issuer	(16,091)	—
Loss on disposal of financial assets carried at cost	97	670
Equity in losses (earnings) of equity method investees, net	2,772,157	(1,306,897)
Dividends received from equity method investees	1,402,592	1,804,351
Gain on disposal of property, plant and equipment and other assets, net	(77,173)	(236,265)
Loss on idle assets	—	210,477
Deferred income tax	(1,112,168)	2,090,342
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(408,619)	96,097
Receivables from related parties	(10,736,603)	(554,268)
Notes and accounts receivable	(9,383,877)	(4,751,532)
Allowance for doubtful receivables	(746)	(2,829)
Allowance for sales returns and others	3,005,617	1,482,784
Other receivables from related parties	160,152	218,106
Other financial assets	(192,087)	(233,274)
Inventories	(4,386,248)	1,557,591
Prepaid expenses and other current assets	578,895	(346,833)
Increase (decrease) in:
Accounts payable	4,306,139	(2,537,013)
Payables to related parties	1,091,805	(425,755)
Income tax payable	(3,496,155)	(1,917,918)
Bonuses payable to employees and directors	965,342	13,265,568
Accrued expenses and other current liabilities	641,917	31,466
Accrued pension cost	76,607	38,087
Deferred credits	(206,551)	(71,809)

Net cash provided by operating activities	97,169,279	150,870,678

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(44,452,382)	(45,995,935)
Available-for-sale financial assets	—	(21,697,000)
Held-to-maturity financial assets	(9,405,409)	(5,989,999)
Investments accounted for using equity method	(262,922)	(380,569)
Financial assets carried at cost	(986)	(1,884)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$1,037,370	$24,638,222
Held-to-maturity financial assets	5,418,000	9,773,000
Financial assets carried at cost	18,828	1,111
Property, plant and equipment and other assets	68,579	2,033,745
Proceeds from return of capital by investees	20,201	2,460,122
Cash from merger of subsidiaries	—	270,650
Increase in deferred charges	(438,308)	(2,243,684)
Decrease (increase) in refundable deposits	(34,559)	74,862

Net cash used in investing activities	(48,031,588)	(37,057,359)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	(8,000,000)	—
Decrease in guarantee deposits	(374,448)	(621,991)
Proceeds from exercise of employee stock options	190,995	222,552
Cash dividends	(76,876,312)	(76,881,311)
Cash bonus paid to employees	—	(3,939,883)
Bonus to directors	—	(176,890)
Repurchase of treasury stock	—	(33,480,997)

Net cash used in financing activities	(85,059,765)	(114,878,520)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(35,922,074)	(1,065,201)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	138,208,360	72,422,102

CASH AND CASH EQUIVALENTS, END OF PERIOD	$102,286,286	$71,356,901

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$351,803	$355,000

Income tax paid	$7,770,195	$10,228,005

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$52,075,005	$47,997,100
Increase in payables to contractors and equipment suppliers	(7,622,623)	(2,001,165)

Cash paid	$44,452,382	$45,995,935

Disposal of property, plant and equipment and other assets	$60,488	$2,041,836
Decrease (increase) in other receivables from related parties	8,091	(8,091)

Cash received	$68,579	$2,033,745

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008
Repurchase of treasury stock	$—	$30,427,413
Decrease in accrued expenses and other current liabilities	—	3,053,584

Cash paid	$—	$33,480,997

NON-CASH FINANCING ACTIVITIES
Bonus to employees transferred to capital stock	$7,494,988	$—

Current portion of bonds payable	$—	$8,000,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$775,567	$1,901,323

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 9, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of September 30, 2009 and 2008, the Company had 20,566 and 20,702 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of structured time deposits is estimated using valuation techniques. Fair value of open-end mutual funds is determined using the net assets value at the end of the period. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Bonuses to Employees and Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record bonuses paid to employees and directors as an expense rather than as an appropriation of earnings.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value item-by-item except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s financial statements for the nine months ended September 30, 2009.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax and retroactively adjusted for the issuance of stock dividend) of NT$11,055,454 thousand and NT$0.42, respectively, for the nine months ended September 30, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the nine months ended September 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2009	2008
Cash and deposits in banks	$91,703,367	$64,366,513
Repurchase agreements collateralized by government bonds	10,582,919	6,990,388

	$102,286,286	$71,356,901

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2009	2008
Trading — financial assets

Forward exchange contracts	$—	$12,970
Cross currency swap contracts	367,461	—

	$367,461	$12,970

Trading — financial liabilities

Forward exchange contracts	$—	$136,050
Cross currency swap contracts	—	178,580

	$—	$314,630

The Company entered into derivative contracts during the nine months ended September 30, 2009 and 2008 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
As of September 30, 2009, no forward exchange contracts was outstanding. As of September 30, 2008, outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)
Sell EUR/buy NT$	October 2008	EUR15,000/NT$691,465
Sell EUR/buy US$	October 2008	EUR7,000/US$10,175
Sell US$/buy NT$	October 2008 to December 2008	US$565,000/NT$18,054,010
Outstanding cross currency swap contracts consisted of the following:

			Range of	Range of
	Contract Amount		Interest Rates	Interest Rates
Maturity Date	(in Thousands)		Paid	Received
September 30, 2009

October 2009 to December 2009	US$	950,000/NT$30,935,532	0.30%-1.00%	0.00%-0.61%

September 30, 2008

October 2008 to November 2008	US$	536,000/NT$17,080,480	2.48%-14.00%	0.00%-2.40%

For the nine months ended September 30, 2009 and 2008, valuation on financial instruments arising from derivative financial instruments was a net gain of NT$576,910 thousand and a net loss of NT$299,565 thousand, respectively.
6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2009	2008
Corporate bonds	$1,033,473	$2,790,337
Open-end mutual funds	—	14,146,296
Structured time deposits	—	4,003,970

	1,033,473	20,940,603
Current portion	—	(16,936,633)

	$1,033,473	$4,003,970

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
September 30, 2008

Callable deposits Domestic deposits	$4,000,000	$4,003,970	2.71%-2.80%	September 2011

The interest rate of the callable deposits was pre-determined by the Company and the banks.
7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2009	2008
Corporate bonds	$12,748,902	$10,778,406
Structured time deposits	6,000,000	3,500,000
Government bonds	2,904,170	2,200,740

	21,653,072	16,479,146
Current portion	(8,374,389)	(5,063,096)

	$13,278,683	$11,416,050

     Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

			Range of
	Principal	Interest	Interest
	Amount	Receivable	Rates	Maturity Date
September 30, 2009

Callable domestic deposits	$6,000,000	$3,404	0.67%-0.95%	March 2011 to August 2011

September 30, 2008

Callable domestic deposits
	$3,500,000	$12,287	1.83%-2.90%	October 2008 to September 2011

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
     Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended
	September 30
	2009	2008
Balance, beginning of period	$436,746	$688,972
Provision	243,061	—
Write-off	(243,807)	(2,829)

Balance, end of period	$436,000	$686,143

     Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended
	September 30
	2009	2008
Balance, beginning of period	$5,868,582	$3,856,685
Provision	9,715,735	5,586,784
Write-off	(6,710,118)	(4,104,000)

Balance, end of period	$8,874,199	$5,339,469

9.	INVENTORIES

	September 30
	2009	2008
Finished goods	$2,013,527	$4,054,388
Work in process	13,654,961	13,966,641
Raw materials	907,655	863,378
Supplies and spare parts	618,041	545,144

	$17,194,184	$19,429,551

Write-down of inventories to net realizable value in the amount of NT$313,175 thousand and NT$448,520 thousand, respectively, were included in the cost of sales for sales for the nine months ended September 30, 2009 and 2008.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Global Ltd. (TSMC Global)	$45,492,790	100	$44,368,847	100
TSMC Partners, Ltd. (TSMC Partners)	32,627,788	100	3,667,050	100
Vanguard International Semiconductor Corporation (VIS)	9,410,696	37	10,151,846	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,899,305	39	6,761,630	39
TSMC China Company Limited (TSMC China)	3,606,012	100	7,308,098	100
TSMC North America	2,686,753	100	2,390,713	100
Xintec Inc. (Xintec)	1,372,699	41	1,445,512	42
VentureTech Alliance Fund III, L.P. (VTAF III)	1,341,398	98	1,208,584	98
VentureTech Alliance Fund II, L.P. (VTAF II)	1,059,820	98	1,016,435	98
Global UniChip Corporation (GUC)	960,442	36	891,783	36
Emerging Alliance Fund, L.P. (Emerging Alliance)	319,571	99	418,709	99
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	152,965	100	116,122	100
TSMC Japan Limited (TSMC Japan)	136,710	100	116,484	100
TSMC Korea Limited (TSMC Korea)	18,115	100	14,940	100
TSMC International Investment Ltd. (TSMC International)	—	—	29,252,586	100

	$105,085,064		$109,129,339

TSMC Partners and TSMC International were both 100% owned subsidiaries of the Company. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of the Company, were engaged in investing activities. To simplify the organization structure of investment, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

For the nine months ended September 30, 2009 and 2008, equity in earnings/losses of equity method investees was a net loss of NT$2,772,157 thousand and a net gain of NT$1,306,897 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except those of Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea for the nine months ended September 30, 2009. The Company believes that, had Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea’s financial statements been reviewed, any adjustments arising would have had no material effect on the Company’s financial statements.

As of September 30, 2009 and 2008, fair value of publicly traded stocks in investments accounted for using equity method (VIS and GUC) was NT$15,891,684 thousand and NT$15,446,393 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended
	September 30
	2009	2008
Balance, beginning of period	$2,053,253	$2,677,388
Amortization	(468,101)	(468,101)

Balance, end of period	$1,585,152	$2,209,287

     Movements of the aforementioned difference allocated to goodwill were as follows:

	Nine Months Ended
	September 30
	2009	2008
Balance, beginning of period	$1,061,885	$987,349
From merger of subsidiaries	—	74,536

Balance, end of period	$1,061,885	$1,061,885

11.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2009	2008
Non-publicly traded stocks	$338,584	$364,913
Mutual Funds	162,979	383,350

	$501,563	$748,263

12.	PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2009
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$114,014,588	$9,778,198	$(9,823)	$66	$123,783,029
Machinery and equipment	635,008,261	40,995,876	(1,732,570)	2,565	674,274,132
Office equipment	9,748,869	738,667	(150,347)	(66)	10,337,123

	758,771,718	$51,512,741	$(1,892,740)	$2,565	808,394,284

Accumulated depreciation
Buildings	65,351,514	$6,067,051	$(9,823)	$66	71,408,808
Machinery and equipment	484,046,160	47,404,997	(1,129,563)	2,565	530,324,159
Office equipment	7,849,580	685,519	(150,162)	(66)	8,384,871

	557,247,254	$54,157,567	$(1,289,548)	$2,565	610,117,838

Advance payments and construction in progress	17,758,038	$562,264	$—	$—	18,320,302

	$219,282,502				$216,596,748

	Nine Months Ended September 30, 2008
	Balance,
	Beginning of	Additions			Balance,
	Period	(Deductions)	Disposals	Reclassification	End of Period
Cost
Buildings	$101,907,892	$11,247,197	$(8,524)	$(311)	$113,146,254
Machinery and equipment	589,131,625	46,276,182	(3,143,000)	(134,175)	632,130,632
Office equipment	9,167,107	595,749	(165,621)	57	9,597,292

	700,206,624	$58,119,128	$(3,317,145)	$(134,429)	754,874,178

Accumulated depreciation
Buildings	57,349,828	$5,901,060	$(8,524)	$(4)	63,242,360
Machinery and equipment	422,278,071	46,820,532	(1,025,129)	(119,347)	467,954,127
Office equipment	7,097,120	701,627	(165,622)	26	7,633,151

	486,725,019	$53,423,219	$(1,199,275)	$(119,325)	538,829,638

Advance payments and construction in progress	21,082,953	$(10,122,028)	$—	$—	10,960,925

	$234,564,558				$227,005,465

     No interest was capitalized during the nine months ended September 30, 2009 and 2008.
13.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2009
	Balance,
	Beginning of					Balance,
	Period	Additions	Amortization	Disposals	Reclassification	End of Period
Technology license fees	$3,786,251	$—	$(614,959)	$—	$—	$3,171,292
Software and system design costs	1,559,857	438,308	(569,672)	—	—	1,428,493
Patent and others	1,055,353	—	(201,458)	—	—	853,895

	$6,401,461	$438,308	$(1,386,089)	$—	$—	$5,453,680

	Nine Months Ended September 30, 2008
	Balance,
	Beginning of					Balance,
	Period	Additions	Amortization	Disposals	Reclassification	End of Period
Technology license fees	$5,349,937	$—	$(1,172,765)	$—	$—	$4,177,172
Software and system design costs	1,309,272	670,031	(509,931)	(14,279)	59	1,455,152
Patent and others	513,204	454,125	(132,724)	—	—	834,605

	$7,172,413	$1,124,156	$(1,815,420)	$(14,279)	$59	$6,466,929

14.	BONDS PAYABLE

	September 30
	2009	2008
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$4,500,000	$12,500,000
Current portion	—	(8,000,000)

	$4,500,000	$4,500,000

15.	OTHER LONG-TERM PAYABLES

Most of the Company’s long-term payables resulted from license agreements for certain semiconductor-related patents. As of September 30, 2009, future payments for other long-term payables were as follows:

Year of Payment	Amount
2009 (4th quarter)	$442,619
2010	493,948
2011	418,600

1,355,167
Current portion (classified under accrued expenses and other current liabilities)	(775,567)

$579,600

16.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$441,429 thousand and NT$495,468 thousand for the nine months ended September 30, 2009 and 2008, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$216,482 thousand and NT$201,741 thousand for the nine months ended September 30, 2009 and 2008, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Nine Months Ended
	September 30
	2009	2008
The Fund
Balance, beginning of period	$2,389,519	$2,145,010
Contributions	143,540	157,390
Interest	52,445	71,236
Payments	(37,801)	(28,990)

Balance, end of period	$2,547,703	$2,344,646

Accrued pension cost
Balance, beginning of period	$3,710,009	$3,657,679
Accruals	76,607	38,087

Balance, end of period	$3,786,616	$3,695,766

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Nine Months Ended
	September 30
	2009	2008
Income tax expense based on “income before income tax” at statutory rate (25%)	$14,961,671	$24,470,700
Tax effect of the following:
Tax-exempt income	(6,678,202)	(7,412,660)
Temporary and permanent differences	2,854,793	778,663
Others	69,174	41,235
Income tax credits used	(5,603,718)	(8,938,969)

Income tax currently payable	$5,603,718	$8,938,969

b. Income tax expense consisted of the following:

Income tax currently payable	$5,603,718	$8,938,969
Income tax adjustments on prior years	(1,155,113)	(707,255)
Other income tax adjustments	(41,501)	73,393
Net change in deferred income tax assets
Investment tax credits	(3,159,546)	3,227,924
Temporary differences	143,079	(326,907)
Valuation allowance	1,904,299	(810,675)

Income tax expense	$3,294,936	$10,395,449

c.	Net deferred income tax assets consisted of the following:

	September 30
	2009	2008
Current deferred income tax assets
Investment tax credits	$3,442,000	$2,915,006
Temporary differences	845,040	—

	$4,287,040	$2,915,006

Noncurrent deferred income tax assets
Investment tax credits	$13,329,764	$8,693,825
Temporary differences	1,947,981	1,470,218
Valuation allowance	(8,303,945)	(2,659,458)

	$6,973,800	$7,504,585

In May 2009, the amendment of Article 5 of the Income Tax Law of the Republic of China announced that the income tax rate of profit-seeking enterprises will be reduced from 25% to 20%, and will be effective starting in 2010. The Company recalculated its deferred tax assets and liabilities in accordance with the amended Article and adjusted the resulting difference as an income tax benefit and expense.

d.	Integrated income tax information:

The balance of the imputation credit account as of September 30, 2009 and 2008 was NT$214,826 thousand and NT$1,602,560 thousand, respectively.

The estimated and actual creditable ratio for distribution of earnings of 2008 and 2007 was 9.10% and 9.83%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2009, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$500,000	$500,000	2009
		1,216,551	—	2010
		4,592,615	2,892,378	2011
		3,142,459	3,142,459	2012
		2,049,992	2,049,992	2013

		$11,501,617	$8,584,829

Statute for Upgrading Industries	Research and development expenditures	$2,663,784	$—	2010
		2,687,841	2,687,841	2011
		2,688,201	2,688,201	2012
		2,580,384	2,580,384	2013

		$10,620,210	$7,956,426

Statute for Upgrading Industries	Personnel training expenditures	$23,146	$—	2010
		36,568	36,568	2011
		27,036	27,036	2012

		$86,750	$63,604

Statute for Upgrading Industries	Investments in important technology-based enterprises	$87,101	$87,101	2009
		79,804	79,804	2010

		$166,905	$166,905

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period
Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
h.	The tax authorities have examined income tax returns of the Company through 2006. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

18. LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$11,010,069	$8,299,658	$19,309,727
Labor and health insurance	458,611	278,310	736,921
Pension	409,387	248,524	657,911
Meal	305,276	132,322	437,598
Welfare	107,465	67,310	174,775
Others	79,471	14,697	94,168

	$12,370,279	$9,040,821	$21,411,100

Depreciation	$51,354,934	$2,790,434	$54,145,368

Amortization	$897,733	$488,356	$1,386,089

	Nine Months Ended September 30, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$14,026,566	$10,006,675	$24,033,241
Labor and health insurance	506,692	285,693	792,385
Pension	445,831	251,378	697,209
Meal	332,621	134,159	466,780
Welfare	141,981	83,180	225,161
Others	140,675	11,378	152,053

	$15,594,366	$10,772,463	$26,366,829

Depreciation	$50,585,293	$2,825,532	$53,410,825

Amortization	$1,332,761	$482,659	$1,815,420

19. SHAREHOLDERS’ EQUITY
As of September 30, 2009, 1,097,513 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,487,565 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	September 30
	2009	2008
Additional paid-in capital	$23,408,710	$18,154,782
From merger	22,805,390	23,053,576
From convertible bonds	8,893,190	8,989,973
From long-term investments	332,574	265,052
Donations	55	55

	$55,439,919	$50,463,438

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholders’ approval in the following year.
The Company has recorded bonuses to employees and directors with an estimate based on historical experience with a charge to earnings of approximately 15% of net income. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2008 and 2007 had been approved in the shareholders’ meetings held on June 10, 2009 and June 13, 2008, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2007	Year 2008	Year 2007
Legal capital reserve	$9,993,317	$10,917,709
Special capital reserve	(391,857)	(237,693)
Bonus to employees — in cash	—	3,939,883
Bonus to employees — in stock	—	3,939,883
Cash dividends to shareholders	76,876,312	76,881,311	$3.00	$3.00
Stock dividends to shareholders	512,509	512,542	0.02	0.02
Bonus to directors	—	176,890

	$86,990,281	$96,130,525

Bonus to employees that have been paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The employee stock bonus of 141,870 thousand shares was determined by the closing price of the Company’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the bonus to employees and to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.
The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as bonuses to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively. The aforementioned capital increase had taken effect on July 21, 2009.
The information about appropriations of the bonus to employees and directors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20. STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.
Options of the aforementioned plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2009.
Information about outstanding options for the nine months ended September 30, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Nine months ended September 30, 2009

Balance, beginning of period	36,234	$34.0
Options granted	175	34.0
Options exercised	(5,228)	36.5
Options canceled	(321)	46.5

Balance, end of period	30,860	33.5

Nine months ended September 30, 2008

Balance, beginning of period	41,875	$35.6
Options granted	767	35.2
Options exercised	(5,880)	37.8
Options canceled	(302)	46.3

Balance, end of period	36,460	35.3

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of September 30, 2009, information about outstanding options was as follows:

	Options Outstanding
		Weighted-	Weighted-
		average	average
Range of	Number of	Remaining	Exercise
Exercise	Options (in	Contractual	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)
$22.8- $32.0	22,685	3.41	$29.2
38.0- 50.1	8,175	5.14	45.5

	30,860		33.5

As of September 30, 2009, all of the above outstanding options were exercisable.
No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2009 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the nine months ended September 30, 2009 and 2008 would have been as follows:

	Nine Months Ended
	September 30
	2009	2008
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$56,551,787	$87,487,392
Pro forma net income	56,173,879	87,482,618

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$2.19	$3.35
Pro forma basic EPS	2.18	3.35
Diluted EPS as reported	2.18	3.33
Pro forma diluted EPS	2.16	3.33
21. TREASURY STOCK

				(Shares in Thousands)
	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Nine months ended September 30, 2008
Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,016,674	278,875

	834,096	495,549	171	1,050,941	278,875

As of September 30, 2008, the book value of the treasury stock was NT$16,499,990 thousand and the market value was NT$14,640,938 thousand. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.
The Company held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. The Company had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.
The Company held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. The Company had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in August 2008.
The Company held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$86.20. The Company had repurchased 278,875 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in November 2008.
As discussed in Note 10, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008. The Company’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired in August 2008.
22. EARNINGS PER SHARE
      EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Nine months ended September 30, 2009

Basic EPS
Earnings available to common shareholders	$59,846,723	$56,551,787	25,813,614	$2.32	$2.19

Effect of dilutive potential common shares
Bonus to employees	—	—	153,069
Stock options	—	—	14,459

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$59,846,723	$56,551,787	25,981,142	$2.30	$2.18

Nine months ended September 30, 2008

Basic EPS
Earnings available to common shareholders	$97,882,841	$87,487,392	26,139,848	$3.74	$3.35

Effect of dilutive potential common shares
Bonus to employees	—	—	133,161
Stock options	—	—	17,001

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$97,882,841	$87,487,392	26,290,010	$3.72	$3.33

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.
The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the nine months ended September 30, 2008 to decrease from NT$3.36 to NT$3.35 and NT$3.34 to NT$3.33, respectively.
23. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	September 30
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$367,461	$367,461	$12,970	$12,970
Available-for-sale financial assets	1,033,473	1,033,473	20,940,603	20,940,603
Held-to-maturity financial assets	21,653,072	21,747,720	16,479,146	16,604,176

Liabilities

Financial liabilities at fair value through profit or loss	—	—	314,630	314,630
Bonds payable (including current portion)	4,500,000	4,583,826	12,500,000	12,630,945
Other long-term payables (including current portion)	1,355,167	1,355,167	2,972,537	2,972,537
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which was outstanding as of September 30, 2009 and 2008 estimated using valuation techniques were recognized as gains of NT$367,461 thousand and losses of NT$301,660 thousand, respectively.

d.	As of September 30, 2009 and 2008, financial assets exposed to fair value interest rate risk were NT$23,054,006 thousand and NT$37,432,719 thousand, respectively and financial liabilities exposed to fair value interest rate risk were NT$4,500,000 thousand and NT$12,814,630 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the nine months ended September 30, 2009 and 2008 were as follows:

	Nine Months Ended September 30, 2009
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total
Balance, beginning of period	$32,658	$(320,000)	$(287,342)
Recognized directly in shareholders’ equity	38,185	780,948	819,133
Removed from shareholders’ equity and recognized in earnings	(37,370)	—	(37,370)

Balance, end of period	$33,473	$460,948	$494,421

	Nine Months Ended September 30, 2008
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total
Balance, beginning of period	$266,573	$414,424	$680,997
Recognized directly in shareholders’ equity	179,779	(587,280)	(407,501)
Removed from shareholders’ equity and recognized in earnings	(397,535)	—	(397,535)

Balance, end of period	$48,817	$(172,856)	$(124,039)

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities. Subject to turmoils in the global financial market, the Company had evaluated its financial instruments and the Company believed the exposure to market risk as of September 30, 2009 was not significant.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to turmoils in the global financial market, the Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk as of September 30, 2009 was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
24. RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC China TSMC Europe TSMC Japan TSMC Korea

b.	Investees

GUC (with a controlling financial interest) Xintec (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.

Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2009		2008
	Amount	%	Amount	%
Nine months ended September 30

Sales
TSMC North America	$111,683,024	54	$156,727,226	59
Others	1,662,378	1	1,333,072	—

	$113,345,402	55	$158,060,298	59

Purchases
WaferTech	$3,872,117	18	$6,776,756	21
TSMC China	2,611,248	12	3,882,384	12
SSMC	2,530,044	11	3,624,887	11
VIS	2,433,937	11	2,584,615	8

	$11,447,346	52	$16,868,642	52

Manufacturing expenses — outsourcing
VisEra	$22,550	—	$66,328	—

Marketing expenses — commission
TSMC Europe	$234,892	16	$299,045	16
TSMC Japan	166,109	12	195,344	11
TSMC Korea	10,667	1	13,522	1

	$411,668	29	$507,911	28

Research and development expenses
TSMC Technology (primarily consulting fee)	$299,636	2	$263,287	2
TSMC Canada (primarily consulting fee)	115,534	1	138,515	1
Others	41,778	—	13,319	—

	$456,948	3	$415,121	3

Sales of property, plant and equipment and other assets
Xintec	$58,450	97	$—	—
TSMC China	—	—	1,849,317	91
Others	263	—	10,665	—

	$58,713	97	$1,859,982	91

Non-operating income and gains
VIS (primarily technical service income, see Note 27e)	$179,168	7	$262,132	5
TSMC China	146,585	5	233,761	4
SSMC (primarily technical service income, see Note 27d)	98,806	4	193,039	3
Others	263	—	85,277	2

	$424,822	16	$774,209	14

	2009		2008
	Amount	%	Amount	%
As of September 30

Receivables
TSMC North America	$22,009,288	98	$26,903,610	99
Others	455,519	2	352,306	1

	$22,464,807	100	$27,255,916	100

Other receivables
VIS	$141,358	44	$86,918	28
TSMC China	119,544	37	115,766	37
SSMC	42,588	13	63,490	20
TSMC North America	13,851	5	18,985	6
WaferTech	3,921	1	25,958	8
Others	237	—	4,176	1

	$321,499	100	$315,293	100

Payables
VIS	$759,737	33	$668,215	26
WaferTech	605,006	26	800,324	31
TSMC China	456,026	20	370,154	14
SSMC	273,184	12	574,010	22
TSMC Technology	126,074	6	64,799	3
Others	74,128	3	96,373	4

	$2,294,155	100	$2,573,875	100

Deferred credits
TSMC China	$43,730	61	$230,617	40
VisEra	—	—	15,544	2

	$43,730	61	$246,161	42

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
The Company deferred the net gains (classified under the deferred credits) derived from sales of property, plant, and equipment to TSMC China and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.
The Company leased certain buildings and facilities to VisEra. The rental income were classified under non-operating income and gains. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between the Company and VisEra expired in April 2008.
25. PLEDGED OR MORTGAGED ASSETS
As of September 30, 2009, the Company had pledged time deposits of NT$605,602 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee.

26. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2009 to December 2028 and can be renewed upon expiration.
As of September 30, 2009, future lease payments were as follows:

Year	Amount
2009 (4th quarter)	$75,328
2010	256,543
2011	254,962
2012	287,491
2013	265,847
2014 and thereafter	2,014,873

$3,155,044

27. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of September 30, 2009, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of September 30, 2009 the Company had a total of US$32,654 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of September 30, 2009, SMIC had paid US$135 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. SMIC has appealed. The matters are pending in both courts. The result of the above-mentioned litigation cannot be determined at this time.
28. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 5 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:
TSMC China entered into forward exchange contracts during the nine months ended September 30, 2009 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2009:

Contract Amount
	Maturity Date	(in Thousands)
Sell US$/Buy RMB	October 2009	US$3,950/RMB26,974
For the nine months ended September 30, 2009, net losses arising from forward exchange contracts of TSMC China were NT$844 thousand.
Xintec entered into forward exchange contracts during the nine months ended September 30, 2009 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2009:

Contract Amount
	Maturity Date	(in Thousands)
Sell US$/Buy NT$	October 2009 to November 2009	US$9,100/NT$295,973
For the nine months ended September 30, 2009, net gains arising from forward exchange contracts of Xintec were NT$686 thousand.
k.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 6 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				September 30, 2009
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
The Company	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,033,473	N/A	$1,033,473
	Taiwan Power Company	—	Held-to-maturity financial assets	—	3,384,845	N/A	3,393,121
	Formosa Petrochemical Corporation	—	²	—	3,179,081	N/A	3,206,644

	Nan Ya Plastics Corporation	—	²	—	1,999,746	N/A	2,031,690

	Formosa Plastics Corporation	—	²	—	1,671,881	N/A	1,688,217

	China Steel Corporation	—	²	—	1,513,313	N/A	1,532,465

	CPC Corporation, Taiwan	—	²	—	1,000,036	N/A	999,854

	Government bond
	European Investment Bank Bonds	—	Held-to-maturity financial assets	—	2,015,610	N/A	2,025,500
	2003 Asian Development Bank Govt. Bond	—	²	—	888,560	N/A	875,103

	Stocks
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	45,492,790	100	45,492,790

	TSMC Partners	Subsidiary	²	988,268	32,627,788	100	32,627,788

	VIS	Investee accounted for using equity method	″	628,223	9,410,696	37	8,795,129
	SSMC	Investee accounted for using equity method	″	314	5,899,305	39	5,274,907
	TSMC North America	Subsidiary	²	11,000	2,686,753	100	2,686,753

	Xintec	Investee with a controlling financial interest	″	93,081	1,372,699	41	1,328,827
	GUC	Investee with a controlling financial interest	″	46,688	960,442	36	7,096,555
	TSMC Europe	Subsidiary	²	—	152,965	100	152,965

	TSMC Japan	Subsidiary	²	6	136,710	100	136,710

	TSMC Korea	Subsidiary	²	80	18,115	100	18,115

	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	288,159
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500	105,000	7	328,546

	W.K. Technology Fund IV	—	²	4,000	40,000	2	43,413

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	²	—	58,987	1	58,987

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	3,606,012	100	3,607,259
	VTAF III	Subsidiary	²	—	1,341,398	98	1,324,195

	VTAF II	Subsidiary	²	—	1,059,820	98	1,055,364

	Emerging Alliance	Subsidiary	²	—	319,571	99	319,571
(Continued)

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,606	N/A	US$	21,412
	General Elec Cap Corp. Mtn	—	²	—	US$	20,239	N/A	US$	21,078

	Common Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	690,624	100	US$	690,624
	VisEra Holding Company	Investee accounted for using equity method	²	43,000	US$	68,198	49	US$	68,198
	InveStar Semiconductor Development Fund, Inc. (II)LDC. (ISDF II)	Subsidiary	²	32,289	US$	28,133	97	US$	28,133

	TSMC Technology	Subsidiary	²	1	US$	8,932	100	US$	8,932

	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,680	US$	7,746	97	US$	7,746

	TSMC Canada	Subsidiary	²	2,300	US$	3,057	100	US$	3,057

	Mcube Inc.	Investee accounted for using equity method	²	5,333	US$	800	74	US$	800

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	1,000	10	US$	1,000

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,363	N/A	US$	21,078
	JP Morgan Chase & Co.	—	²	—	US$	15,000	N/A	US$	15,246

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	196,675	100	US$	196,675

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	²	10,000	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	24	1	US$	24

	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12

	Next IO, Inc.	—	²	800	US$	500	1	US$	500

	Optichron, Inc.	—	²	1,281	US$	1,072	2	US$	1,072

	Optimal Corporation	—	²	—	US$	229	—	US$	229

	Pixim, Inc.	—	²	4,642	US$	1,137	2	US$	1,137

	QST Holdings, LLC	—	²	—	US$	131	4	US$	131

	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	1,515	US$	9,204	5	US$	9,204
	RichWave Technology Corp.	—	Financial assets carried at cost	1,043	US$	730	1	US$	730
	Sentelic	—	²	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Aquantia	—	²	2,108	US$	2,573	5	US$	2,573

	Audience, Inc.	—	²	7,956	US$	1,838	2	US$	1,838

	Axiom Microdevices, Inc.	—	²	7,017	US$	741	13	US$	741
(Continued)

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
VTAF II	Preferred stock
	Beceem Communications	—	Financial assets carried at cost	834	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	²	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	²	2,784	US$	2,664	4	US$	2,664
	Pixim, Inc.	—	²	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	²	6,249	US$	3,185	18	US$	3,185
	QST Holdings, LLC	—	²	—	US$	593	19	US$	593
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
	Xceive	—	²	3,800	US$	1,496	2	US$	1,496

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,055	51	US$	1,055
	Acionn Technology Corporation	Investee accounted for using equity method	²	4,500	US$	730	41	US$	730

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	3,816	US$	1,145	20	US$	1,145
	BridgeLux, Inc.	—	²	4,955	US$	6,391	4	US$	6,391
	Exclara, Inc.	—	²	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	²	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	²	1,600	US$	800	11	US$	800
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	²	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	²	310	US$	4,678	19	US$	4,678
	Quellan, Inc.	—	²	3,106	US$	495	6	US$	495
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	3,222	US$	2,781	3	US$	2,781
	Validity Sensors, Inc.	—	²	8,070	US$	3,089	3	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	856	100	US$	856
	VTA Holdings	Subsidiary	²	—		—	62		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25
	SiliconBlue Technologies Inc.	—	²	5,107	US$	762	2	US$	762

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	5,113	6	US$	5,113
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	557	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	290	1	US$	290
	NanoAmp Solutions, Inc.	—	²	541	US$	327	2	US$	327
	Sonics, Inc.	—	²	230	US$	730	2	US$	730
(Continued)

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	4,292	5	US$	4,292
	Treadchip Technologies Corp.	—	²	503	US$	1,306	1	US$	1,306
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	32	3	US$	32
	Epic Communication, Inc.	—	²	50	US$	23	—	US$	23
	EON Technology, Corp.	—	²	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	²	932	US$	545	6	US$	545
	Capella Microsystems (Taiwan), Inc.	—	²	561	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	²	7,064	US$	3,428	16	US$	3,428
	Kilopass Technology, Inc.	—	²	3,887	US$	500	5	US$	500
	NanoAmp Solutions, Inc.	—	²	375	US$	227	1	US$	227
	Sonics, Inc.	—	²	264	US$	926	3	US$	926

GUC	Open-end mutual funds
	Jih Sun Bond Fund	—	Available-for-sale financial assets	5,671		$80,010	—		$80,010
	FSITC Taiwan Bond Fund	—	²	294		50,004	—		50,004
	Cathay Bond Fund	—	²	1,674		20,005	—		20,005

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		36,870	100		36,870

	GUC-Japan	Subsidiary	²	1		13,062	100		13,062
	GUC-Europe	Subsidiary	²	—		5,281	100		5,281
	GUC-BVI	Subsidiary	²	50		1,485	100		1,485

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	225,978	US$	225,978	N/A	US$	225,978

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	25,000	US$	25,019	N/A	US$	25,019
	United States Treas Nts	—	²	10,496	US$	10,595	N/A	US$	10,595
	WI Treasury	—	²	107,500	US$	107,100	N/A	US$	107,100
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,081

	Corporate bond
	Ab Svensk Exportkredit Swedish	—	Available-for-sale financial assets	5,000	US$	5,189	N/A	US$	5,189
	American Exp Bk Fdic Gtd Tlgp	—	²	1,750	US$	1,786	N/A	US$	1,786
	Bear Stearns Cos Inc.	—	²	5,000	US$	4,965	N/A	US$	4,965
	Citibank NA	—	²	5,000	US$	4,997	N/A	US$	4,997
	General Elec Cap Corp.	—	²	5,000	US$	4,817	N/A	US$	4,817
	General Elec Cap Corp.	—	²	7,000	US$	7,002	N/A	US$	7,002
	Keycorp Fdic Gtd Tlgp	—	²	5,000	US$	5,061	N/A	US$	5,061
	Met Life Glob Funding I	—	²	500	US$	505	N/A	US$	505

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Metropolitan Life Global Fdg I	—	²	1,750	US$	1,646	N/A	US$	1,646
	Royal Bk of Scotland Plc	—	²	5,000	US$	5,071	N/A	US$	5,071
	Royal Bk Scotland Grp Plc 144A	—	²	6,500	US$	6,597	N/A	US$	6,597
	Suncorp Metway Ltd.	—	²	5,000	US$	5,187	N/A	US$	5,187
	Wachovia Corp. New	—	²	4,000	US$	4,238	N/A	US$	4,238
	Nationwide Building Society	—	Held-to-maturity financial assets	8,000	US$	8,000	N/A	US$	8,010

(Continued)

			September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Corporate issued note
	Royal bk of scotland	—	Available-for-sale financial assets	5,000	US$	4,982	N/A	US$	4,982
	Barclays U.S. Fdg LLC	—	²	4,500	US$	4,489	N/A	US$	4,489

	Agency bonds
	Finma Pool 852347	—	Available-for-sale financial assets	3,805	US$	4,033	N/A	US$	4,033
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)						Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$	Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)	(In Thousands)	in Thousands)
The Company	Corporate bond
	Taiwan Mobile Co., Ltd.	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$2,032,658	—		$—	—		$1,037,370		$1,000,000	$37,370	—		$1,033,473
	Taiwan Power Company	Held-to-maturity financial assets	²	—	—		4,209,629	—		203,892	—		—		—	—	—		3,384,845
	Formosa Petrochemical Corporation	²	²	—	—		3,554,908	—		457,351	—		—		—	—	—		3,179,081
	Formosa Plastic Corporation	²	²	—	—		2,385,285	—		203,994	—		—		—	—	—		1,671,881
	China Steel Corporation	²	²	—	—		1,000,000	—		514,672	—		—		—	—	—		1,513,313

	Government bond
	European Investment Bank Bonds	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		383,387	—		2,025,500	—		400,000		383,909	16,091	—		2,015,610

	Capital
	VTAF III	Investments accounted for using equity method	—	Subsidiary	—		1,305,605	—		262,922	—		—		—	—	—		1,341,398

TSMC	Corporate bond
Development	JP Morgan Chase & Co.	Held-to-maturity financial assets	JP Morgan Securitied Inc.	—	—		—	—	US$	15,000	—		—		—	—	—	US$	15,000

GUC	Open-end mutual funds
	Jih Sun Bond Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	—		—	13,475		190,000	7,804		110,075		110,000	75	5,671		80,010
	FSITC Taiwan Bond Fund	²	First Securities Investment Trust Co., Ltd.	—	—		—	794		135,000	500		85,193		85,000	193	294		50,004
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,261		170,000	11,261		170,319		170,000	319	—		—
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—		—	13,121		170,000	13,261		170,241		170,000	241	—		—
	Hua Nan Phoenix Bond Fund	²	Hua Nan Investment Trust Co., Ltd.	—	—		—	6,434		100,000	6,434		100,131		100,000	131	—		—

TSMC Global	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	30,435	US$	30,435	471,418	US$	471,418	275,875	US$	275,875	US$	275,875	—	225,978	US$	225,978

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—		—	25,000	US$	25,014	—		—		—	—	25,000	US$	25,019
	WI Treasury	²	—	—	—		—	107,500	US$	107,100	—		—		—	—	107,500	US$	107,100
	Societe De Financement De Lec	Held-to-maturity financial assets	—	—	—		—	15,000	US$	15,000	—		—		—	—	15,000	US$	15,000
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	Available-for-sale financial assets	—	—	—		$—	5,000	US$	5,185	—		$—		$—		$—	5,000	US$	5,189
	Bear Stearns Cos Inc.	²	—	—	—		—	5,000	US$	4,965	—		—		—		—	5,000	US$	4,965
	Chase Manhattan Corp. New	²	—	—	3,250	US$	3,353	—	US$	—	3,250	US$	3,380	US$	3,480	US$	(100)	—	US$	—
	Citibank NA	²	—	—	—		—	5,000	US$	4,995	—		—		—		—	5,000	US$	4,997
	Deutsche Bank Ag London	²	—	—	2,995	US$	3,013	—		—	2,995	US$	3,021	US$	3,041	US$	(20)	—		—
	General Elec Cap Corp.	²	—	—	—		—	5,000	US$	4,834	—		—		—		—	5,000	US$	4,817
	General Elec Cap Corp.	²	—	—	—		—	7,000	US$	7,002	—		—		—		—	7,000	US$	7,002
	Keycorp Fdic Gtd Tlgp	²	—	—	—		—	5,000	US$	5,061	—		—		—		—	5,000	US$	5,061
	Morgan Stanley	²	—	—	4,855	US$	4,552	—		—	4,855	US$	4,751	US$	4,768	US$	(17)	—		—
	Royal Bk of Scotland Plc	²	—	—	—		—	5,000	US$	5,106	—		—		—		—	5,000	US$	5,071
	Royal Bk Scotland Grp Plc 144A	²	—	—	—		—	6,500	US$	6,597	—		—		—		—	6,500	US$	6,597
	Suncorp Metway Ltd.	²	—	—	—		—	5,000	US$	5,192	—		—		—		—	5,000	US$	5,187
	Wachovia Corp. New	²	—	—	—		—	4,000	US$	4,239	—		—		—		—	4,000	US$	4,238
	Wachovia Corp. New	²	—	—	3,130	US$	3,135	—		—	3,130	US$	3,195	US$	3,100	US$	95	—		—
	Wells Fargo + Co. New Med Trm	²	—	—	4,500	US$	4,493	—		—	4,500	US$	4,524	US$	4,282	US$	242	—		—
	Nationwide Building Society	Held-to-maturity financial assets	—	—	—		—	8,000	US$	8,000	—		—		—		—	8,000	US$	8,000

	Corporate issued note
	Royal bk of scotland	Available-for-sale financial assets	—	—	—		—	5,000	US$	4,982	—		—		—		—	5,000	US$	4,982
	Barclays U.S. Fdg LLC	²	—	—	—		—	4,500	US$	4,489	—		—		—		—	4,500	US$	4,489

	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	3,215	US$	3,285	—		—	3,179	US$	3,281	US$	3,171	US$	110	36		—
	Fed Hm Ln Pc Pool B19205	²	—	—	5,449	US$	5,501	—		—	5,335	US$	5,511	US$	5,225	US$	286	114		—
	Federal Home Ln Mtg Corp.	²	—	—	3,060	US$	3,108	—		—	3,005	US$	3,078	US$	3,003	US$	75	55		—
	Fnma Pool 257245	²	—	—	3,456	US$	3,513	—		—	3,415	US$	3,513	US$	3,437	US$	76	41		—
	Fnma Pool 691283	²	—	—	2,963	US$	3,039	—		—	2,932	US$	3,028	US$	2,920	US$	108	31		—
	Fnma Pool 852347	²	—	—	—		—	3,805	US$	4,038	—		—		—		—	3,805	US$	4,033
	Fnma Pool 888738	²	—	—	3,669	US$	3,776	—		—	3,659	US$	3,828	US$	3,801	US$	27	10		—
	Fnma Pool 888793	²	—	—	4,105	US$	4,242	—		—	4,071	US$	4,265	US$	4,207	US$	58	34		—
	Fed Home Ln Bank	²	—	—	5,000	US$	5,305	—		—	5,000	US$	5,282	US$	5,035	US$	247	—		—
	Federal Farm Cr Bks	²	—	—	3,400	US$	3,610	—		—	3,400	US$	3,590	US$	3,411	US$	179	—		—
	Federal Farm Credit Bank	²	—	—	3,375	US$	3,433	—		—	3,375	US$	3,430	US$	3,370	US$	60	—		—
	Federal Home Ln Bks	²	—	—	3,725	US$	3,854	—		—	3,725	US$	3,852	US$	3,721	US$	131	—		—
	Federal Home Ln Bks	²	—	—	5,000	US$	5,320	—		—	5,000	US$	5,312	US$	5,098	US$	214	—		—
	Federal Home Ln Bks	²	—	—	4,000	US$	4,148	—		—	4,000	US$	4,151	US$	4,136	US$	15	—		—
	Federal Home Ln Mtg	²	—	—	5,000	US$	5,340	—		—	5,000	US$	5,334	US$	5,186	US$	148	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,340	US$	3,428	—		—	3,340	US$	3,432	US$	3,336	US$	96	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,500	US$	3,560	—		—	3,500	US$	3,561	US$	3,494	US$	67	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,500	US$	3,743	—		—	3,500	US$	3,749	US$	3,786	US$	(37)	—		—

					Beginning Balance			Acquisition		Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount		Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in	Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)	(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Federal Home Loan Bank	²	—	—	4,500	US$	4,710	—	—	4,500	US$	4,709	US$	4,518	US$	191	—	—
	Federal Natl Mtg Assn	²	—	—	3,700	US$	3,713	—	—	3,700	US$	3,712	US$	3,700	US$	12	—	—
	Federal Natl Mtg Assn	²	—	—	4,000	US$	4,169	—	—	4,000	US$	4,179	US$	4,116	US$	63	—	—
	Federal Natl Mtg Assn	²	—	—	3,500	US$	3,809	—	—	3,500	US$	3,801	US$	3,645	US$	156	—	—
	Federal Natl Mtg Assn	²	—	—	3,750	US$	4,134	—	—	3,750	US$	4,127	US$	4,151	US$	(24)	—	—
(Continued)

					Beginning Balance			Acquisition		Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount		Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in	Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)	(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	Available-for-sale financial assets	—	—	4,597	US$	4,584	—	$—	4,472	US$	4,480	US$	4,584	US$	(104)	125	$—
	Cit Equip Coll Tr	²	—	—	4,000	US$	3,884	—	—	4,000	US$	3,925	US$	3,996	US$	(71)	—	—
	Credit Suisse First Boston Mtg	²	—	—	4,353	US$	4,349	—	—	4,090	US$	4,085	US$	4,188	US$	(103)	263	—
	First Un Natl Bk Coml Mtg Tr	²	—	—	4,788	US$	4,715	—	—	4,774	US$	4,780	US$	4,954	US$	(174)	14	—
	Lb Ubs Coml Mtg Tr	²	—	—	3,737	US$	3,495	—	—	3,725	US$	3,537	US$	3,697	US$	(160)	12	—
	Tiaa Seasoned Coml Mtg Tr	²	—	—	3,397	US$	3,163	—	—	3,375	US$	3,283	US$	3,392	US$	(109)	22	—
	Wamu Mtg	²	—	—	3,214	US$	2,925	—	—	3,172	US$	3,106	US$	3,114	US$	(8)	42	—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings/ losses of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC North America	Subsidiary	Sales	$111,683,024	54	Net 30 days after invoice date	—	—	$22,009,288	51
	GUC	Investee with a controlling financial interest	Sales	1,497,213	1	Net 30 days after monthly closing	—	—	455,417	1
	VIS	Investee accounted for using equity method	Sales	107,316	-	Net 30 days after monthly closing	—	—	-	—
	WaferTech	Indirect subsidiary	Purchases	3,872,117	18	Net 30 days after monthly closing	—	—	(605,006)	6
	TSMC China	Subsidiary	Purchases	2,611,248	12	Net 30 days after monthly closing	—	—	(456,026)	4
	SSMC	Investee accounted for using equity method	Purchases	2,530,044	11	Net 30 days after monthly closing	—	—	(273,184)	3
	VIS	Investee accounted for using equity method	Purchases	2,433,937	11	Net 30 days after monthly closing	—	—	(759,737)	7

GUC	TSMC North America	Same parent company	Purchases	701,967	29	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(97,319)	10

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts
The Company	TSMC North America	Subsidiary	$22,023,139	41	$7,315,356	—	$8,350,804	$—
	GUC	Investee with a controlling financial interest	455,417	61	276	—	169,404	—
	VIS	Investee accounted for using equity method	141,358	(Note 2)	22,012	Accelerate demand on accounts receivable	216	—
	TSMC China	Subsidiary	119,544	(Note 2)	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of September 30, 2009				Net Income		Earnings
				September 30,		December 31,				Carrying		(Losses) of the		(Losses)
				2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$45,492,790		$318,351	$318,351	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		32,627,788		(186,169)	(186,169)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,410,696		1,893	(300,883)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		5,899,305		723,310	132,823	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	-	100		3,606,012		(2,613,274)	(2,614,520)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,686,753		310,014	310,014	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,372,699		(254,952)	(123,929)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,703,163		1,440,241	-	98		1,341,398		(203,330)	(199,264)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,422		1,036,422	-	98		1,059,820		(174,693)	(171,199)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	36		960,442		343,568	121,958	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		966,596		986,797	-	99		319,571		(88,558)	(88,115)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	-	100		152,965		25,714	25,714	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		136,710		926	926	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		18,115		2,136	2,136	Subsidiary (Note 3)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	690,624	US$	529	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	68,198	US$	(4,501)	Note 2	Investee accounted for using equity method
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	32,289	US$	32,289	32,289	97	US$	28,133	US$	3,020	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	8,932	US$	524	Note 2	Subsidiary (Note 3)
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	7,746	US$	(1,181)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,057	US$	155	Note 2	Subsidiary (Note 3)
	Mcube Inc.(Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800		-	5,333	74	US$	800		-	Note 2	Investee accounted for using equity method
	Mcube Inc.(Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000		-	1,000	10	US$	1,000		-	Note 2	Investee accounted for using equity method

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	380,000	293,637	100	US$	196,675	US$	(7,882)	Note 2	Subsidiary

VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	120,401	US$	(5,099)	Note 2	Subsidiary
(Continued)

												Equity in the
				Original Investment Amount		Balance as of September 30, 2009				Net Income		Earnings
				September 30,	December 31,			Carrying		(Losses) of the		(Losses)
				2009	2008			Value		Investee		(Note 1)
				(Foreign	(Foreign			(Foreign		(Foreign		(Foreign
				Currencies in	Currencies in	Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)	Thousands)	Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$1,705	US$1,705	4,590	51	US$	1,055	US$	(689)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$1,777	US$1,777	4,500	41	US$	730	US$	(836)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$1,550	US$700	—	100	US$	856	US$	(94)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$800	US$800	800	100		36,870		3,632	Note 2	Subsidiary (Note 3)
	GUC-Japan	Japan	Consulting services in main products	JPY 30,000	JPY 30,000	1	100		13,062		1,353	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR 100	EUR 50	—	100		5,281		318	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$50	—	50	100		1,485		(127)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
				from Taiwan			from Taiwan				Inward
		Total Amount of		as of			as of		Equity in the	Carrying Value	Remittance of
		Paid-in Capital		January 1, 2009			September 30,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	Investment Flows		2009 (US$ in	Percentage of	(Losses)	September 30,	September 30,
Investee Company	Products	Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Note 2)	2009	2009
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(2,614,520)	$3,606,012	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of September 30, 2009	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the reviewed financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Nine Months Ended September 30, 2009 and 2008 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of September 30, 2009 and 2008, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.” In addition, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.
October 9, 2009
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$156,935,077	28	$112,445,510	20
Financial assets at fair value through profit or loss (Notes 2, 5 and 24)	370,669	—	30,385	—
Available-for-sale financial assets (Notes 2, 6 and 24)	14,638,990	3	40,630,326	7
Held-to-maturity financial assets (Notes 2,7 and 24)	8,374,389	2	5,063,096	1
Receivables from related parties	987	—	1,498	—
Notes and accounts receivable	45,421,657	8	51,704,847	10
Allowance for doubtful receivables (Notes 2 and 8)	(535,383)	—	(695,474)	—
Allowance for sales returns and others (Notes 2 and 8)	(9,006,496)	(2)	(5,677,508)	(1)
Other receivables from related parties	183,946	—	150,408	—
Other financial assets (Note 26)	3,165,465	1	1,738,559	—
Inventories (Notes 2, 3 and 9)	19,176,052	4	21,817,238	4
Deferred income tax assets (Notes 2 and 18)	4,531,774	1	3,198,007	1
Prepaid expenses and other current assets	983,812	—	1,942,267	—

Total current assets	244,240,939	45	232,349,159	42

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 24)
Investments accounted for using equity method	17,587,438	3	19,200,105	3
Available-for-sale financial assets	1,329,853	—	4,645,724	1
Held-to-maturity financial assets	16,473,164	3	14,039,087	3
Financial assets carried at cost	3,162,849	1	3,988,976	1

Total long-term investments	38,553,304	7	41,873,892	8

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 26)
Cost
Land and land improvements	938,509	—	934,922	—
Buildings	141,644,558	26	130,965,521	24
Machinery and equipment	736,712,546	136	693,125,037	126
Office equipment	13,165,301	2	12,208,581	2
Leased assets	714,012	—	706,900	—

	893,174,926	164	837,940,961	152
Accumulated depreciation	(675,028,153)	(124)	(597,523,587)	(108)
Advance payments and construction in progress	18,669,251	4	11,877,532	2

Net property, plant and equipment	236,816,024	44	252,294,906	46

INTANGIBLE ASSETS
Goodwill (Note 2)	5,954,477	1	5,944,941	1
Deferred charges, net (Notes 2 and 13)	6,060,452	1	7,169,827	1

Total intangible assets	12,014,929	2	13,114,768	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	7,196,676	1	7,562,573	1
Refundable deposits	2,789,170	1	2,712,441	1
Others (Notes 2 and 26)	286,076	—	91,402	—

Total other assets	10,271,922	2	10,366,416	2

TOTAL	$541,897,118	100	$549,999,141	100

	2009		2008
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 24)	$97	—	$319,604	—
Accounts payable	9,593,847	2	8,407,378	2
Payables to related parties (Note 25)	1,039,482	—	1,263,512	—
Income tax payable (Notes 2 and 18)	5,749,028	1	9,137,982	2
Bonuses payable to employees, directors and supervisors (Notes 2, 3 and 20)	8,680,353	2	13,457,491	2
Payables to contractors and equipment suppliers	15,666,356	3	8,081,877	1
Accrued expenses and other current liabilities (Notes 16 and 28)	13,971,034	2	13,208,823	2
Current portion of bonds payable and long-term bank loans (Notes 14, 15 and 26)	308,525	—	8,257,933	2

Total current liabilities	55,008,722	10	62,134,600	11

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	4,500,000	1
Long-term bank loans (Notes 15 and 26)	1,418,469	—	1,547,240	—
Other long-term payables (Notes 16 and 28)	8,342,346	2	9,467,559	2
Obligations under capital leases (Note 2)	707,050	—	706,900	—

Total long-term liabilities	14,967,865	3	16,221,699	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,776,757	1	3,702,144	1
Guarantee deposits (Note 28)	1,157,131	—	1,624,231	—
Deferred credits (Note 2)	225,577	—	432,134	—
Others	134,395	—	61,065	—

Total other liabilities	5,293,860	1	5,819,574	1

Total liabilities	75,270,447	14	84,175,873	15

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value (Notes 20 and 22)
Authorized: 28,050,000 thousand shares
Issued: 25,900,662 thousand shares in 2009
25,904,166 thousand shares in 2008	259,006,623	48	259,041,660	47

Capital surplus (Notes 2 and 20)	55,439,919	10	50,463,438	9

Retained earning (Note 20)
Appropriated as legal capital reserve	77,317,710	14	67,324,393	12
Appropriated as special capital reserve	—	—	391,857	—
Unappropriated earnings	71,898,923	13	103,062,463	19

	149,216,633	27	170,778,713	31

Others (Notes 2, 22 and 24)
Cumulative translation adjustments	(1,272,298)	—	(1,584,029)	—
Unrealized gain/loss on financial instruments	494,421	—	(124,039)	—
Treasury stock: 278,875 thousand shares	—	—	(16,499,990)	(3)

	(777,877)	—	(18,208,058)	(3)

Equity attributable to shareholders of the parent	462,885,298	85	462,075,753	84

MINORITY INTEREST (Note 2)	3,741,373	1	3,747,515	1

Total shareholders’ equity	466,626,671	86	465,823,268	85

TOTAL	$541,897,118	100	$549,999,141	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated October 9, 2009)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 25)	$213,468,240		$274,538,509

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	9,820,449		5,943,249

NET SALES	203,647,791	100	268,595,260	100

COST OF SALES (Notes 3, 9, 19 and 25)	119,013,880	58	147,041,060	55

GROSS PROFIT	84,633,911	42	121,554,200	45

OPERATING EXPENSES (Note 19)
Research and development	15,026,333	7	16,654,551	6
General and administrative	8,016,976	4	8,811,573	3
Marketing	3,270,590	2	3,674,339	1

Total operating expenses	26,313,899	13	29,140,463	10

INCOME FROM OPERATIONS	58,320,012	29	92,413,737	35

NON-OPERATING INCOMES AND GAINS
Interest income (Note 2)	2,156,083	1	4,042,397	2
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	580,706	1	—	—
Settlement income (Note 28)	494,070	—	456,195	—
Technical service income (Notes 25 and 28)	273,225	—	1,091,366	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	—	—	1,042,002	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 24)	—	—	688,186	—
Foreign exchange gain, net (Note 2)	—	—	235,547	—
Others (Note 2)	379,439	—	557,736	—

Total non-operating incomes and gains	3,883,523	2	8,113,429	3

NON-OPERATING EXPENSES AND LOSSES
Loss on impairment of financial assets (Notes 2, 6, 11 and 24)	804,409	1	1,048,063	1
Foreign exchange loss, net (Note 2)	605,140	—	—	—
Interest expense	297,927	—	460,024	—
Equity in losses of equity method investees, net (Notes 2 and 10)	253,185	—	—	—
Loss on settlement and disposal of financial assets, net (Notes 2 and 24)	26,035	—	—	—
Loss on idle assets (Note 2)	—	—	210,477	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2009		2008
	Amount	%	Amount	%
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	$—	—	$139,202	—
Provision for litigation loss	—	—	99,126	—
Others (Note 2)	122,165	—	191,665	—

Total non-operating expenses and losses	2,108,861	1	2,148,557	1

INCOME BEFORE INCOME TAX	60,094,674	30	98,378,609	37

INCOME TAX EXPENSE (Notes 2 and 18)	3,488,863	2	10,496,985	4

NET INCOME	$56,605,811	28	$87,881,624	33

ATTRIBUTABLE TO:
Shareholders of the parent	$56,551,787	28	$87,487,392	33
Minority interest	54,024	—	394,232	—

	$56,605,811	28	$87,881,624	33

	2009		2008
	Income Attributable to		Income Attributable to
	Shareholders of the		Shareholders of the
	Parent		Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$2.33	$2.19	$3.75	$3.35

Diluted earnings per share	$2.31	$2.18	$3.73	$3.33

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 9, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$56,551,787	$87,487,392
Net income attributable to minority interest	54,024	394,232
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,537,339	60,551,367
Amortization of premium/discount of financial assets	6,613	(74,497)
Loss on impairment of financial assets	804,409	1,048,063
Loss (gain) on disposal of available-for-sale financial assets, net	56,619	(647,722)
Gain on held-to-maturity financial assets redeemed by the issuer	(16,091)	—
Gain on disposal of financial assets carried at cost, net	(14,493)	(40,464)
Equity in losses (earnings) of equity method investees, net	253,185	(1,042,002)
Dividends received from equity method investees	1,239,490	1,646,123
Loss (gain) on disposal of property, plant and equipment and other assets, net	6,351	(85,059)
Loss on idle assets	—	210,477
Deferred income tax	(1,122,247)	2,125,037
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(400,029)	1,672,293
Receivables from related parties	(580)	9,387
Notes and accounts receivable	(20,398,336)	(4,500,721)
Allowance for doubtful receivables	79,632	(6,333)
Allowance for sales returns and others	2,935,470	1,588,473
Other receivables from related parties	(84,028)	93,212
Other financial assets	(1,300,426)	(223,032)
Inventories	(4,299,407)	2,045,022
Prepaid expenses and other current assets	829,880	(596,334)
Increase (decrease) in:
Accounts payable	4,369,663	(3,167,504)
Payables to related parties	549,625	(239,864)
Income tax payable	(3,582,797)	(1,988,146)
Bonuses payable to employees, directors and supervisors	805,611	13,457,491
Accrued expenses and other current liabilities	231,960	(745,785)
Accrued pension cost	75,173	36,622
Deferred credits	(201,353)	(758,108)

Net cash provided by operating activities	97,967,044	158,249,620

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(45,070,370)	$(47,965,009)
Available-for-sale financial assets	(20,375,729)	(60,210,961)
Held-to-maturity financial assets	(10,669,821)	(8,527,196)
Investments accounted for using equity method	(32,200)	(55,220)
Financial assets carried at cost	(270,609)	(389,722)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	20,509,336	81,009,121
Held-to-maturity financial assets	7,081,700	9,773,000
Financial assets carried at cost	93,684	126,400
Property, plant and equipment and other assets	6,892	171,190
Proceeds from return of capital by investees	—	2,345,867
Increase in deferred charges	(534,716)	(2,396,280)
Decrease (increase) in refundable deposits	(21,971)	65,328
Increase in other assets	(82,985)	(1,130)

Net cash used in investing activities	(49,366,789)	(26,054,612)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term bank loans	287,865	96,510
Repayments of:
Long-term bank loans	(183,710)	(288,507)
Bonds payable	(8,000,000)	—
Decrease in guarantee deposits	(327,364)	(618,778)
Proceeds from exercise of employee stock options	190,995	222,552
Cash dividends	(76,876,312)	(76,779,032)
Cash bonus paid to employees	—	(3,939,883)
Bonus to directors	—	(176,890)
Repurchase of treasury stock	—	(33,480,997)
Decrease in minority interest	(285,325)	(130,326)

Net cash used in financing activities	(85,193,851)	(115,095,351)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(36,593,596)	17,099,657

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,085,079)	359,365

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	194,613,752	94,986,488

CASH AND CASH EQUIVALENTS, END OF PERIOD	$156,935,077	$112,445,510

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2009	2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$525,575	$604,599

Income tax paid	$7,996,390	$10,400,208

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$52,408,986	$49,803,703
Increase in payables to contractors and equipment suppliers	(7,338,616)	(1,825,145)
Increase in obligations under capital leases	—	(13,549)

Cash paid	$45,070,370	$47,965,009

Acquisition of available-for-sale financial assets	$23,399,615	$60,210,961
Increase in accrued expenses and other current liabilities	(3,023,886)	—

Cash paid	$20,375,729	$60,210,961

Repurchase of treasury stock	$—	$30,427,413
Decrease in accrued expenses and other current liabilities	—	3,053,584

Cash paid	$—	$33,480,997

NON-CASH FINANCING ACTIVITIES
Bonus to employees transferred to capital stock	$7,494,988	$—

Current portion of bonds payable	$—	$8,000,000

Current portion of long-term bank loans	$308,525	$257,933

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,476,550	$1,901,323

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 9, 2009)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of September 30, 2009 and 2008, TSMC and its subsidiaries had 24,479 and 25,318 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		September 30
Name of Investor	Name of Investee	2009	2008	Remark
TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	—	100%	In June 2009, TSMC International was merged into TSMC Partners.
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	36%	36%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	41%	42%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	—	Its previous shareholders, TSMC International, was merged into TSMC Partners in June 2009.
	TSMC Development, Inc. (TSMC Development)	100%	—	Its previous shareholders, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—	Its previous shareholders, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	—	Its previous shareholders, TSMC International, was merged into TSMC Partners in June 2009.

TSMC Development	WaferTech, LLC (WaferTech)	99.9%	99.9%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	51%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC- BVI)	100%	—	Newly established in February 2009.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of September 30, 2009:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

TSMC Partners and TSMC International were both 100% owned subsidiaries of TSMC. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of TSMC, were engaged in investing activities. To simplify the organization structure of investment, TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and agency bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the period; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities - average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Bonuses to Employees, Directors and Supervisors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value item-by-item except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such a change in accounting principle did not have significant effect on the Company’s consolidated financial statements as of and for the nine months ended September 30, 2009.

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax and retroactively adjusted for the issuance of stock dividend) of NT$11,199,865 thousand and NT$0.43, respectively, for the nine months ended September 30, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 39, “Accounting for Share-based Payment,” which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s consolidated financial statements as of and for the nine months ended September 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2009	2008
Cash and deposits in bank	$144,018,278	$105,455,122
Repurchase agreements collateralized by government bonds	10,582,919	6,990,388
Agency bonds	2,333,880	—

	$156,935,077	$112,445,510

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2009	2008
Trading financial assets
Publicly traded stocks	$—	$17,153
Forward exchange contracts	3,208	13,232
Cross currency swap contracts	367,461	—

	$370,669	$30,385

Trading financial liabilities
Forward exchange contracts	$97	$141,024
Cross currency swap contracts	—	178,580

	$97	$319,604

The Company entered into derivative contracts during the nine months ended September 30, 2009 and 2008 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)
September 30, 2009

Sell US$/buy RMB	October 2009	US$3,950/RMB26,974
Sell US$/buy NT$	October 2009 to November 2009	US$9,100/NT$295,973

September 30, 2008

Sell EUR/buy NT$	October 2008	EUR15,000/NT$691,465
Sell EUR/buy US$	October 2008	EUR7,000/US$10,175
Sell US$/buy NT$	October 2008 to December 2008	US$576,000/NT$18,401,729
Sell US$/buy JPY	October 2008	US$109/JPY12,000
Sell RMB/buy US$	October 2008 to December 2008	RMB99,059/US$14,500
Outstanding cross currency swap contracts consisted of the following:

Range of
	Contract Amount	Range of	Interest Rates
Maturity Date	(in Thousands)	Interest Rates Paid	Received
September 30, 2009

October 2009 to December 2009	US$950,000/NT$30,935,532	0.30%-1.00%	0.00%-0.61%

September 30, 2008

October 2008 to November 2008	US$536,000/NT$17,080,480	2.48%-14.00%	0.00%-2.40%
For the nine months ended September 30, 2009 and 2008, valuation on financial instruments arising from derivative financial instruments was a net gain of NT$580,706 thousand and a net loss of NT$139,202 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2009	2008
Money market funds	$7,276,497	$758,253
Government bonds	4,595,397	3,631,519
Corporate bonds	2,870,817	8,860,920
Publicly traded stocks	641,286	372,883
Corporate issued notes	304,977	—
Open-end mutual funds	150,019	14,146,296
Agency bonds	129,850	8,995,524
Structured time deposits	—	4,645,724
Corporate issued asset-backed securities	—	3,864,931

	15,968,843	45,276,050
Current portion	(14,638,990)	(40,630,326)

	$1,329,853	$4,645,724

For the nine months ended September 30, 2009 and 2008, the loss on impairment of the above available-for-sale financial assets was NT$202,797 thousand and NT$902,411 thousand, respectively.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
September 30, 2008

Callable deposits
Domestic deposits	$4,000,000	$4,003,970	2.71%-2.80%	September 2011
Foreign deposits	642,600	641,754	4.20%	August 2011

	$4,642,600	$4,645,724

The principal of the above callable deposits that resided in banks located in Hong Kong amounted to US$20,000 thousand.

The interest rate of the callable deposits is pre-determined by the Company and the banks.
7. HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2009	2008
Corporate bonds	$15,460,383	$12,758,843
Structured time deposits	6,000,000	4,142,600
Government bonds	3,387,170	2,200,740

	24,847,553	19,102,183
Current portion	(8,374,389)	(5,063,096)

	$16,473,164	$14,039,087

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
September 30, 2009

Callable deposits
Domestic deposits	$6,000,000	$3,404	0.67%-0.95%	March 2011 to August 2011

September 30, 2008

Callable deposits
Domestic deposits	$3,500,000	$12,287	1.83%-2.90%	October 2008 to September 2011
Foreign deposits	642,600	1,954	4.21%	September 2011

	$4,142,600	$14,241

As of September 30, 2008, the principal of the deposits that resided in banks located in Hong Kong amounted to US$20,000 thousand.
8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended
	September 30
	2009	2008
Balance, beginning of period	$455,751	$701,807
Provision	323,538	5,135
Write-off	(243,906)	(11,468)

Balance, end of period	$535,383	$695,474

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended
	September 30
	2009	2008
Balance, beginning of period	$6,071,026	$4,089,035
Provision	9,820,449	5,943,249
Write-off	(6,884,979)	(4,354,776)

Balance, end of period	$9,006,496	$5,677,508

9. INVENTORIES

	September 30
	2009	2008
Finished goods	$2,419,467	$4,426,208
Work in process	14,576,638	15,120,388
Raw materials	1,036,651	1,111,713
Supplies and spare parts	1,143,296	1,158,929

	$19,176,052	$21,817,238

Reversal of inventories among the original write-down amount to net realizable value in the amount of NT$225,966 thousand and write-down of inventories to net realizable value in the amount of NT$667,630 thousand were included in the cost of sales for the nine months ended September 30, 2009 and 2008, respectively.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2009		2008
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,410,696	37	$10,151,846	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,899,305	39	6,761,630	39
VisEra Holding Company (VisEra Holding)	2,195,970	49	2,247,897	49
Aiconn Technology Corporation (Aiconn)	23,507	41	38,732	48
Mcube Inc. (Mcube)	25,760	74	—	—
Preferred stock
Mcube	32,200	10	—	—

	$17,587,438		$19,200,105

In September 2009, the Company acquired common stock and preferred stock in Mcube for NT$57,960 thousand. The Company took both ownership of stocks and controlling power into consideration and concluded that the Company did not have controlling interest over Mcube as of September 30, 2009. Therefore, the Company used equity method to evaluate this investment and related equity in earnings/losses.

For the nine months ended September 30, 2009 and 2008, equity in earnings/losses of equity method investees was a net loss of NT$253,185 thousand and a net gain of NT$1,042,002 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except for Aiconn and Mcube for the nine months ended September 30, 2009. The Company believes that, had Aiconn and Mcube’s financial statements been reviewed, any adjustments arising would have had no material effect on the Company’s financial statements.

As of September 30, 2009 and 2008, fair values of publicly traded stocks in investments accounted for using equity method (VIS) was NT$8,795,129 thousand and NT$7,318,803 thousand, respectively.

Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended
	September 30
	2009	2008
Balance, beginning of period	$1,990,621	$2,589,742
Amortization	(449,341)	(449,341)

Balance, end of period	$1,541,280	$2,140,401

As of September 30, 2009 and 2008, the ending balances of the aforementioned difference allocated to goodwill were both NT$1,061,885 thousand.
11. FINANCIAL ASSETS CARRIED AT COST

	September 30
	2009	2008
Non-publicly traded stocks	$2,999,870	$3,605,626
Mutual Funds	162,979	383,350

	$3,162,849	$3,988,976

In August 2009, the common stock of Leadtrend Technology Corporation (“Leadtrend”) was listed on the Taiwan Stock Exchange. Thus, the Company reclassified its investment on Leadtrend from financial assets carried at cost to available-for-sale financial assets-noncurrent.

For the nine months ended September 30, 2009 and 2008, the loss on impairment of the above financial assets carried at cost was NT$601,612 thousand and NT$145,652 thousand, respectively.
12. PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2009
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance,
	Period	Additions	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$953,857	$—	$—	$1,830	$(17,178)	$938,509
Buildings	132,249,996	9,768,373	(9,822)	66	(364,055)	141,644,558
Machinery and equipment	697,498,743	41,591,076	(1,176,786)	25,358	(1,225,845)	736,712,546
Office equipment	12,430,800	967,582	(189,608)	(5,201)	(38,272)	13,165,301
Leased asset	722,339	—	—	7,194	(15,521)	714,012

	843,855,735	$52,327,031	$(1,376,216)	$29,247	$(1,660,871)	893,174,926

Accumulated depreciation
Land and land improvements	295,898	$22,705	$—	$—	$(6,676)	311,927
Buildings	72,681,699	6,962,102	(9,823)	66	(176,627)	79,457,417
Machinery and equipment	535,962,291	51,017,742	(1,165,488)	2,565	(1,143,190)	584,673,920
Office equipment	9,693,809	911,478	(187,662)	(7,260)	(37,561)	10,372,804
Leased asset	182,570	27,285	—	7,194	(4,964)	212,085

	618,816,267	$58,941,312	$(1,362,973)	$2,565	$(1,369,018)	675,028,153

Advance payments and construction in progress	18,605,882	$81,955	$—	$(22,342)	$3,756	18,669,251

	$243,645,350					$236,816,024

	Nine Months Ended September 30, 2008
	Balance,				Effect of
	Beginning of	Additions			Exchange Rate	Balance,
	Period	(Deductions)	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$942,197	$—	$—	$809	$(8,084)	$934,922
Buildings	118,640,027	11,837,497	(8,524)	(1,150)	497,671	130,965,521
Machinery and equipment	646,419,427	46,431,989	(1,078,214)	117,941	1,233,894	693,125,037
Office equipment	11,829,640	795,917	(267,009)	(168,692)	18,725	12,208,581
Leased asset	652,296	13,549	—	—	41,055	706,900

	778,483,587	$59,078,952	$(1,353,747)	$(51,092)	$1,783,261	837,940,961

Accumulated depreciation
Land and land improvements	262,703	$21,140	$—	$—	$(1,815)	282,028
Buildings	63,239,922	6,711,544	(8,524)	394	179,083	70,122,419
Machinery and equipment	467,665,072	50,820,528	(945,851)	(35,055)	74,618	517,579,312
Office equipment	8,796,752	913,963	(266,610)	(84,662)	10,521	9,369,964
Leased asset	135,118	24,905	—	—	9,841	169,864

	540,099,567	$58,492,080	$(1,220,985)	$(119,323)	$272,248	597,523,587

Advance payments and construction in progress	21,868,167	$(9,275,249)	$—	$(83,336)	$(632,050)	11,877,532

	$260,252,187					$252,294,906

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of September 30, 2009 is NT$786,593 thousand.
13. DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2009
	Balance,					Effect of
	Beginning of				Reclassifi-	Exchange	Balance, End
	Period	Additions	Amortization	Disposals	cation	Rate Changes	of Period
Technology license fee	$4,125,212	$—	$(687,538)	$—	$—	$4,244	$3,441,918
Software and system design costs	1,801,831	523,365	(684,458)	—	(4,340)	(10)	1,636,388
Patent and others	1,198,785	11,351	(219,728)	—	(6,035)	(2,227)	982,146

	$7,125,828	$534,716	$(1,591,724)	$—	$(10,375)	$2,007	$6,060,452

	Nine Months Ended September 30, 2008
	Balance,					Effect of
	Beginning of				Reclassifi-	Exchange	Balance, End
	Period	Additions	Amortization	Disposals	cation	Rate Changes	of Period
Technology license fee	$5,819,148	$8,756	$(1,266,268)	$—	$—	$(5,393)	$4,556,243
Software and system design costs	1,449,603	805,168	(598,082)	(14,279)	59	756	1,643,225
Patent and others	654,850	462,828	(153,491)	—	—	6,172	970,359

	$7,923,601	$1,276,752	$(2,017,841)	$(14,279)	$59	$1,535	$7,169,827

14. BONDS PAYABLE

	September 30
	2009	2008
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$4,500,000	$12,500,000
Current portion	—	(8,000,000)

	$4,500,000	$4,500,000

15. LONG-TERM BANK LOANS

	September 30
	2009	2008
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.68%-2.70% in 2009 and 2.94%-3.67% in 2008	$950,971	$726,510
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.70%-0.97% in 2009 and 3.62% in 2008	644,248	643,102
Repayable from December 2007 in 8 semi-annual installments, annual interest at 1.11%-2.42% in 2009 and 2.95%-3.23% in 2008	131,775	311,500
Repayable from March 2007 in 12 quarterly installments, annual interest at 3.06%-3.21%	—	48,090
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.85%-3.00%	—	42,031
		(Continued)

	September 30
	2009	2008
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.85%-3.00%	$—	$17,990
Repayable from February 2005 in 17 quarterly installments, annual interest at 3.06%-3.15%	—	15,950

	1,726,994	1,805,173
Current portion	(308,525)	(257,933)

	$1,418,469	$1,547,240

		(Concluded)
Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China have to meet certain financial covenants. According to the terms of Xintec’s loan agreements, semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants. Xintec was not in compliance with part of the aforementioned financial covenants for six months ended June 30, 2009, but it had obtained waiver of related obligations resulting from violation of the covenants from the related financial institution as of September 30, 2009.
As of September 30, 2009, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount
2009 (4th quarter)	$93,756
2010	952,774
2011	275,626
2012	242,726
2013	162,112

$1,726,994

16. OTHER LONG-TERM PAYABLES

	September 30
	2009	2008
Payables for acquisition of property, plant and equipment (Note 28g)	$8,398,125	$8,396,345
Payables for royalties	1,420,771	2,972,537

	9,818,896	11,368,882

Current portion (classified under accrued expenses and other current liabilities)	(1,476,550)	(1,901,323)

	$8,342,346	$9,467,559

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of September 30, 2009, future payments for other long-term payables were as follows:

Year of Payment	Amount
2009 (4th quarter)	$444,710
2010	1,217,285
2011	1,104,320
2012	672,772
2013	672,772
2014 and thereafter	5,707,037

$9,818,896

17. PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentage of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$549,457 thousand and NT$589,229 thousand for the nine months ended September 30, 2009 and 2008, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan. The Company recognized pension costs of NT$217,193 thousand and NT$202,308 thousand for the nine months ended September 30, 2009 and 2008, respectively.

Movements of the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Nine Months Ended
	September 30
	2009	2008
The Funds
Balance, beginning of period	$2,434,876	$2,184,435
Contributions	145,685	160,868
Interest	53,066	72,210
Payments	(37,801)	(28,990)

Balance, end of period	$2,595,826	$2,388,523

Accrued pension cost
Balance, beginning of period	$3,701,584	$3,665,522
Accruals	75,173	36,622

Balance, end of period	$3,776,757	$3,702,144

18. INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Nine Months Ended
	September 30
	2009	2008
Income tax expense based on “income before income tax” at statutory rates	$15,088,240	$24,926,428
Tax effect of the following:
Tax-exempt income	(6,609,978)	(7,458,478)
Temporary and permanent differences	2,958,278	1,041,525
Others	69,174	43,792
Additional tax at 10% on unappropriated earnings	30,707	13,926
Net operating loss carryforwards used	(54,459)	(509,943)
Income tax credits used	(5,668,306)	(9,050,487)

Income tax currently payable	$5,813,656	$9,006,763

b.	Income tax expense consisted of the following:

Income tax currently payable	$5,813,656	$9,006,763
Income tax adjustments on prior years	(1,157,674)	(707,255)
Other income tax adjustments	(40,056)	72,354
Net change in deferred income tax assets
Investment tax credits	(3,332,014)	3,106,458
Net operating loss carryforwards	(66,114)	445,137
Temporary differences	26,336	(549,286)
Valuation allowance	2,244,729	(877,186)

Income tax expense	$3,488,863	$10,496,985

c.	Net deferred income tax assets consisted of the following:

	September 30
	2009	2008
Current deferred income tax assets
Investment tax credits	$3,542,275	$3,081,710
Temporary differences	1,409,793	629,787
Valuation allowance	(420,294)	(513,490)

	$4,531,774	$3,198,007

Noncurrent deferred income tax assets
Investment tax credits	$13,987,353	$9,070,045
Net operating loss carryforwards	3,583,246	3,464,579
Temporary differences	(1,450,644)	(2,214,854)
Valuation allowance	(8,923,279)	(2,757,197)

	$7,196,676	$7,562,573

In May 2009, the amendment of Article 5 of the Income Tax Law of the Republic of China announced that the income tax rate of profit-seeking enterprises will be reduced from 25% to 20%, and will be effective starting in 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China had recalculated their deferred tax assets and liabilities in accordance with the amended Article and adjusted the resulting difference as an income tax benefit and expense.

As of September 30, 2009, the net operating loss carryforwards were generated by WaferTech, TSMC Development, Xintec and Mutual-Pak and would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of September 30, 2009 and 2008 was NT$214,826 thousand and NT$1,602,560 thousand, respectively.

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2008 and 2007 was 9.10% and 9.83%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2009, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$507,244	$500,000	2009
		1,331,228	110,488	2010
		4,658,983	2,958,746	2011
		3,144,816	3,144,816	2012
		2,050,507	2,050,507	2013

		$11,692,778	$8,764,557

Statute for Upgrading Industries	Research and development expenditures	$2,711,736	$9,353	2010
		2,826,406	2,811,887	2011
		2,963,558	2,963,558	2012
		2,744,180	2,744,180	2013

		$11,245,880	$8,528,978

Statute for Upgrading Industries	Personnel training expenditures	$37	$—	2009
		23,905	759	2010
		37,356	37,356	2011
		30,811	30,811	2012
		262	262	2013

		$92,371	$69,188

Statute for Upgrading Industries	Investments in important technology-based enterprises	$87,101	$87,101	2009
		79,804	79,804	2010

		$166,905	$166,905

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Periods
Construction of Fab 14 - Module A	2006 to 2010
Construction of Fab 12 - Module B and expansion of Fab 14 - Module A	2007 to 2011
Construction of Fab 14 - Module B and expansion of Fab 12 and others	2008 to 2012
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of Xintec	2007 to 2011
h.	The tax authorities have examined income tax returns of TSMC through 2006. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
19. LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$12,631,169	$10,938,484	$23,569,653
Labor and health insurance	509,889	422,070	931,959
Pension	444,923	321,727	766,650
Meal	324,895	143,092	467,987
Welfare	365,194	144,646	509,840
Other	110,587	183,107	293,694

	$14,386,657	$12,153,126	$26,539,783

Depreciation	$55,879,597	$3,049,516	$58,929,113

Amortization	$942,756	$648,968	$1,591,724

	Nine Months Ended September 30, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$15,880,633	$12,677,172	$28,557,805
Labor and health insurance	579,886	366,343	946,229
Pension	481,586	309,951	791,537
Meal	359,989	144,638	504,627
Welfare	519,771	214,654	734,425
Other	199,905	210,405	410,310

	$18,021,770	$13,923,163	$31,944,933

Depreciation	$55,411,297	$3,068,389	$58,479,686

Amortization	$1,378,460	$639,381	$2,017,841

20. SHAREHOLDERS’ EQUITY
As of September 30, 2009, 1,097,513 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,487,565 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	September 30
	2009	2008
Additional paid-in capital	$23,408,710	$18,154,782
From merger	22,805,390	23,053,576
From convertible bonds	8,893,190	8,989,973
From long-term investments	332,574	265,052
Donations	55	55

	$55,439,919	$50,463,438

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subjected to shareholders’ approval in the following year.

TSMC has recorded bonuses to employees and directors with an estimate based on historical experience with a charge to earnings of approximately 15% of net income. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2008 and 2007 had been approved in the TSMC’s shareholders meetings held on June 10, 2009 and June 13, 2008, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriations of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2008	Year 2007	Year 2008	Year 2007
Legal capital reserve	$9,993,317	$10,917,709
Special capital reserve	(391,857)	(237,693)
Bonus to employees — in cash	—	3,939,883
Bonus to employees — in stock	—	3,939,883
Cash dividends to shareholders	76,876,312	76,881,311	$3.00	$3.00
Stock dividends to shareholders	512,509	512,542	0.02	0.02
Bonus to directors	—	176,890

	$86,990,281	$96,130,525

Bonus to employees that have been paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The employee stock bonus of 141,870 thousand shares was determined by the closing price of TSMC’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the bonus to employees and to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.

TSMC’s shareholders meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as bonuses to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively. The aforementioned capital increase had taken effect on July 21, 2009.

The information about appropriations of the bonus to employees and directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21. STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the aforementioned plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2009.

Information about TSMC’s outstanding stock options for the nine months ended September 30, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Nine months ended September 30, 2009

Balance, beginning of period	36,234	$34.0
Options granted	175	34.0
Options exercised	(5,228)	36.5
Options canceled	(321)	46.5

		33.5
Balance, end of period	30,860

Nine months ended September 30, 2008

Balance, beginning of period	41,875	$35.6
Options granted	767	35.2
Options exercised	(5,880)	37.8
Options canceled	(302)	46.3

Balance, end of period	36,460	35.3

The number of outstanding options and exercise prices had been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of September 30, 2009, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-	Weighted-
		average	average
Range of	Number of	Remaining	Exercise
Exercise	Options (in	Contractual	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)
$22.8-$32.0	22,685	3.41	$29.2
38.0- 50.1	8,175	5.14	45.5

	30,860		33.5

As of September 30,2009, all of the above outstanding options were exercisable.

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006 and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option plans were valid for six years. Options of all three plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding stock options for the nine months ended September 30, 2009 and 2008 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Nine months ended September 30, 2009

Balance, beginning of period	5,557	$66.6
Options granted	87	13.8
Options exercised	(1,004)	10.8
Options canceled	(287)	53.8

Balance, end of period	4,353	75.8

Nine months ended September 30, 2008

Balance, beginning of period	7,598	$60.3
Options granted	284	14.8
Options exercised	(1,681)	14.3
Options canceled	(168)	169.1

Balance, end of period	6,033	63.4

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of September 30, 2009, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of		Remaining	average		average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)
$8.4-$10.5	802	1.25	$9.0	756	$9.0
15.5	1,874	1.92	15.5	197	15.5
175.0	1,677	4.25	175.0	—	—

	4,353		75.8	953	10.3

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercisable. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding stock options for the nine months ended September 30, 2009 and 2008 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Nine months ended September 30, 2009

Balance, beginning of period	7,442	$14.8
Options exercised	(1,789)	13.5
Options canceled	(754)	16.5

Balance, end of period	4,899	14.8

Nine months ended September 30, 2008

Balance, beginning of period	9,642	$15.1
Options exercised	(89)	12.4
Options canceled	(1,260)	15.8

Balance, end of period	8,293	14.6

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of September 30, 2009, information about Xintec’s outstanding options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average		average
Exercise	Options (in	Contractual	Exercise	Number of	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Options	Price (NT$)
$12.2-$14.1	2,579	7.03	$12.5	1,357	$12.2
15.2- 19.1	2,320	7.96	17.4	251	15.2

	4,899		14.8	1,608	12.7

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2009 and 2008. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the nine months ended September 30, 2009 and 2008 would have been as follows:

		Nine Months Ended
		September 30
		2009	2008
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	0.00%-0.60%
	Expected volatility	22.65%-45.47%	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%	2.12%-2.56%
	Expected life	3-6 years	3-6 years

Xintec	Expected dividend yield	0.80%	0.80%
	Expected volatility	31.79%-47.42%	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-2.45%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported		$56,551,787	$87,487,392
Pro forma		56,173,879	87,482,618

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$2.19	$3.35
Pro forma basic EPS		2.18	3.35
Diluted EPS as reported		2.18	3.33
Pro forma diluted EPS		2.16	3.33

22. TREASURY STOCK
(Shares in Thousands)

	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Nine months ended September 30, 2008

Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,016,674	278,875

	834,096	495,549	171	1,050,941	278,875

As of September 30, 2008, the book value of the treasury stock was NT$16,499,990 thousand and the market value was NT$14,640,938 thousand. TSMC’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

TSMC held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase TSMC’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.

TSMC held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase TSMC’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. TSMC had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in August 2008.

TSMC held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase TSMC’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$ 86.20. TSMC had repurchased 278,875 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in November 2008.

TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008. TSMC’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired in August 2008.
23. EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Nine months ended September 30, 2009

Basic EPS
Earnings attributable to shareholders of the parent	$60,021,689	$56,551,787	25,813,614	$2.33	$2.19

Effect of dilutive potential common shares
Bonus to employees	—	—	153,069
Stock options	—	—	14,459

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common shares)	$60,021,689	$56,551,787	25,981,142	$2.31	$2.18

(Continued)

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Nine months ended September 30, 2008

Basic EPS
Earnings attributable to shareholders of the parent	$97,959,164	$87,487,392	26,139,848	$3.75	$3.35

Effect of dilutive potential common shares
Bonus to employees	—	—	133,161
Stock options	—	—	17,001

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common shares)	$97,959,164	$87,487,392	26,290,010	$3.73	$3.33

(Concluded)
As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the nine months ended September 30, 2008 to decrease from NT$3.36 to NT$3.35 and NT$3.34 to NT$3.33, respectively.
24. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	September 30
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$370,669	$370,669	$30,385	$30,385
Available-for-sale financial assets	15,968,843	15,968,843	45,276,050	45,276,050
Held-to-maturity financial assets	24,847,553	25,029,053	19,102,183	19,088,629

Liabilities

Financial liabilities at fair value through profit or loss	97	97	319,604	319,604
Bonds payable (including current portion)	4,500,000	4,583,826	12,500,000	12,630,945
Long-term bank loans (including current portion)	1,726,994	1,726,994	1,805,173	1,805,173
Other long-term payables (including current portion)	9,818,896	9,818,896	11,368,882	11,368,882
Obligations under capital leases	707,050	707,050	706,900	706,900
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present values of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of September 30, 2009 and 2008 estimated using valuation techniques were recognized as gains of NT$370,572 thousand and losses of NT$306,372 thousand, respectively.

d.	As of September 30, 2009 and 2008, financial assets exposed to fair value interest rate risk were NT$40,545,779 thousand and NT$64,018,582 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$4,500,097 thousand and NT$12,819,604 thousand, respectively, and financial liabilities exposed to cash flow interest rate risk were NT$1,726,995 thousand and NT$1,805,173 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the nine months ended September 30, 2009 and 2008 were as follows:

	Nine Months Ended September 30, 2009
		From
	From	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total
Balance, beginning of period	$(198,413)	$(88,929)	$(287,342)
Recognized directly in shareholders’ equity	418,581	95,757	514,338
Removed from shareholders’ equity and recognized in earnings	267,425	—	267,425

Balance, end of period	$487,593	$6,828	$494,421

	Nine Months Ended September 30, 2008
		From
	From	Available-
	Available-	for-sale
	for-sale	Financial
	Financial	Assets Held
	Assets	by Investees	Total
Balance, beginning of period	$627,838	$53,159	$680,997
Recognized directly in shareholders’ equity	(54,799)	(108,925)	(163,724)
Removed from shareholders’ equity and recognized in earnings	(641,312)	—	(641,312)

Balance, end of period	$(68,273)	$(55,766)	$(124,039)

f.	Information about financial risks
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. Subject to turmoils in the global financial market, the Company evaluated its financial assets and determined that certain impairment for its asset-backed securities is other-than-temporary. The Company had appropriately recognized related impairment losses.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to turmoils in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-party default. As a result of the evaluation, the Company determined that certain financial instruments are exposed to credit risk and had appropriately recognized related impairment losses.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
25. RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC.

c. Others:
Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2009		2008
	Amount	%	Amount	%
Nine months ended September 30

Sales
VIS	$107,607	—	$72,394	—
VisEra	2,725	—	30,940	—
SSMC	36	—	1,858	—

	$110,368	—	$105,192	—

Purchases
SSMC	$2,530,044	2	$3,624,887	2
VIS	2,446,687	2	2,629,175	2
VisEra	—	—	594	—

	$4,976,731	4	$6,254,656	4

Non-operating incomes and gains
VIS (primarily technical service income; see Note 28e)	$179,168	5	$262,132	3
SSMC (primarily technical service income; see Note 28d)	98,806	2	193,039	3
VisEra	129	—	86,061	1

	$278,103	7	$541,232	7

As of September 30

Payables
VIS	$761,346	73	$676,817	54
SSMC	273,184	26	574,010	45
VisEra	4,952	1	12,685	1

	$1,039,482	100	$1,263,512	100

The sales prices and payment term to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
TSMC deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income and gains. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.

26. PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for secured long-term bank loans, land lease agreement and customs duty guarantee, which were as follows:

	September 30
	2009	2008
Other financial assets	$634,287	$27,956
Property, plant and equipment, net	2,455,643	4,477,678
Other assets	20,000	—

	$3,109,930	$4,505,634

27. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2009 to December 2028 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain office equipment located in the United State, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2009 and 2018 and can be renewed upon expiration.
As of September 30, 2009, future lease payments were as follows:

Year	Amount
2009 (4th quarter)	$129,754
2010	458,163
2011	405,811
2012	424,403
2013	396,649
2014 and thereafter	2,578,520

$4,393,300

28. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of September 30, 2009, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of September 30, 2009, TSMC had a total of US$32,654 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of September 30, 2009, SMIC had paid US$135 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. SMIC has appealed. The matters are pending in both courts. The result of the above-mentioned litigation cannot be determined at this time.

g.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$8,398,125 thousand and NT$8,396,345 thousand as of September 30, 2009 and 2008, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of September 30, 2009 were NT$101,108 thousand.
29. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 5 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 6 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 7 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 7 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				September 30, 2009
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,033,473	N/A	$1,033,473
	Taiwan Power Company	—	Held-to-maturity financial assets	—	3,384,845	N/A	3,393,121
	Formosa Petrochemical Corporation	—	²	—	3,179,081	N/A	3,206,644

	Nan Ya Plastics Corporation	—	²	—	1,999,746	N/A	2,031,690

	Formosa Plastics Corporation	—	²	—	1,671,881	N/A	1,688,217

	China Steel Corporation	—	²	—	1,513,313	N/A	1,532,465

	CPC Corporation, Taiwan	—	²	—	1,000,036	N/A	999,854

	Government bond
	European Investment Bank Bonds	—	Held-to-maturity financial assets	—	2,015,610	N/A	2,025,500
	2003 Asian Development Bank Govt. Bond	—	²	—	888,560	N/A	875,103

	Stocks
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	45,492,790	100	45,492,790
	TSMC Partners	Subsidiary	²	988,268	32,627,788	100	32,627,788
	VIS	Investee accounted for using equity method	²	628,223	9,410,696	37	8,795,129
	SSMC	Investee accounted for using equity method	²	314	5,899,305	39	5,274,907
	TSMC North America	Subsidiary	²	11,000	2,686,753	100	2,686,753
	Xintec	Investee with a controlling financial interest	²	93,081	1,372,699	41	1,328,827
	GUC	Investee with a controlling financial interest	²	46,688	960,442	36	7,096,555
	TSMC Europe	Subsidiary	²	—	152,965	100	152,965
	TSMC Japan	Subsidiary	²	6	136,710	100	136,710
	TSMC Korea	Subsidiary	²	80	18,115	100	18,115
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	288,159
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500	105,000	7	328,546
	W.K. Technology Fund IV	—	²	4,000	40,000	2	43,413

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	²	—	58,987	1	58,987

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	3,606,012	100	3,607,259
	VTAF III	Subsidiary	²	—	1,341,398	98	1,324,195
	VTAF II	Subsidiary	²	—	1,059,820	98	1,055,364
	Emerging Alliance	Subsidiary	²	—	319,571	99	319,571
(Continued)

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,606	N/A	US$	21,412
	General Elec Cap Corp. Mtn	—	²	—	US$	20,239	N/A	US$	21,078

	Common Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	690,624	100	US$	690,624
	VisEra Holding Company	Investee accounted for using equity method	²	43,000	US$	68,198	49	US$	68,198
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	²	32,289	US$	28,133	97	US$	28,133
	TSMC Technology	Subsidiary	²	1	US$	8,932	100	US$	8,932
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,680	US$	7,746	97	US$	7,746
	TSMC Canada	Subsidiary	²	2,300	US$	3,057	100	US$	3,057
	Mcube Inc.	Investee accounted for using equity method	²	5,333	US$	800	74	US$	800

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	1,000	10	US$	1,000

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,363	N/A	US$	21,078
	JP Morgan Chase & Co.	—	²	—	US$	15,000	N/A	US$	15,246

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	196,675	100	US$	196,675

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	²	10,000	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	24	1	US$	24

	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12

	Next IO, Inc.	—	²	800	US$	500	1	US$	500

	Optichron, Inc.	—	²	1,281	US$	1,072	2	US$	1,072

	Optimal Corporation	—	²	—	US$	229	—	US$	229

	Pixim, Inc.	—	²	4,642	US$	1,137	2	US$	1,137

	QST Holdings, LLC	—	²	—	US$	131	4	US$	131

	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—
VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	1,515	US $	9,204	5	US $	9,204
	RichWave Technology Corp.	—	Financial assets carried at cost	1,043	US $	730	1	US $	730
	Sentelic	—	²	1,200	US $	2,040	15	US $	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US $	2,168	15	US $	2,168
	Aquantia	—	²	2,108	US $	2,573	5	US $	2,573

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Audience, Inc.	—	²	7,956	US $	1,838	2	US $	1,838
	Axiom Microdevices, Inc.	—	²	7,017	US $	741	13	US $	741
(Continued)

					September 30, 2009			Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
VTAF II	Beceem Communications	—	Financial assets carried at cost	834	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	²	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	²	2,784	US$	2,664	4	US$	2,664
	Pixim, Inc.	—	²	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	²	6,249	US$	3,185	18	US$	3,185
	QST Holdings, LLC	—	²	—	US$	593	19	US$	593
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
	Xceive	—	²	3,800	US$	1,496	2	US$	1,496

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,055	51	US$	1,055
	Acionn Technology Corporation	Investee accounted for using equity method	²	4,500	US$	730	41	US$	730

	Preferred stock

	Auramicro, Inc.	—	Financial assets carried at cost	3,816	US$	1,145	20	US$	1,145
	BridgeLux, Inc.	—	²	4,955	US$	6,391	4	US$	6,391
	Exclara, Inc.	—	²	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	²	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	²	1,600	US$	800	11	US$	800
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	²	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	²	310	US$	4,678	19	US$	4,678
	Quellan, Inc.	—	²	3,106	US$	495	6	US$	495
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	3,222	US$	2,781	3	US$	2,781
	Validity Sensors, Inc.	—	²	8,070	US$	3,089	3	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	856	100	US$	856
	VTA Holdings	Subsidiary	²	—		—	62		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25
	SiliconBlue Technologies Inc.	—	²	5,107	US$	762	2	US$	762
ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US $	5,113	6	US $	5,113
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	557	US $	154	2	US $	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US $	1,221	9	US $	1,221
	IP Unity, Inc.	—	²	1,008	US $	290	1	US $	290
	NanoAmp Solutions, Inc.	—	²	541	US $	327	2	US $	327

					September 30, 2009			Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Sonics, Inc.	—	²	230	US $	730	2	US $	730
(Continued)

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	4,292	5	US$	4,292
	Treadchip Technologies Corp.	—	²	503	US$	1,306	1	US$	1,306
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	32	3	US$	32
	Epic Communication, Inc.	—	²	50	US$	23	—	US$	23
	EON Technology, Corp.	—	²	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	²	932	US$	545	6	US$	545
	Capella Microsystems (Taiwan), Inc.	—	²	561	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	²	7,064	US$	3,428	16	US$	3,428
	Kilopass Technology, Inc.	—	²	3,887	US$	500	5	US$	500
	NanoAmp Solutions, Inc.	—	²	375	US$	227	1	US$	227
	Sonics, Inc.	—	²	264	US$	926	3	US$	926

GUC	Open-end mutual funds
	Jih Sun Bond Fund	—	Available-for-sale financial assets	5,671		$80,010	—		$80,010
	FSITC Taiwan Bond Fund	—	²	294		50,004	—		50,004
	Cathay Bond Fund	—	²	1,674		20,005	—		20,005

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		36,870	100		36,870
	GUC-Japan	Subsidiary	²	1		13,062	100		13,062
	GUC-Europe	Subsidiary	²	—		5,281	100		5,281
	GUC-BVI	Subsidiary	²	50		1,485	100		1,485

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	225,978	US$	225,978	N/A	US$	225,978

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	25,000	US$	25,019	N/A	US$	25,019
	United States Treas Nts	—	²	10,496	US$	10,595	N/A	US$	10,595
	WI Treasury	—	²	107,500	US$	107,100	N/A	US$	107,100
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,081

	Corporate bond
	Ab Svensk Exportkredit Swedish	—	Available-for-sale financial assets	5,000	US$	5,189	N/A	US$	5,189
	American Exp Bk Fdic Gtd Tlgp	—	²	1,750	US$	1,786	N/A	US$	1,786
	Bear Stearns Cos Inc.	—	²	5,000	US$	4,965	N/A	US$	4,965
	Citibank NA	—	²	5,000	US$	4,997	N/A	US$	4,997
	General Elec Cap Corp.	—	²	5,000	US$	4,817	N/A	US$	4,817
	General Elec Cap Corp.	—	²	7,000	US$	7,002	N/A	US$	7,002
	Keycorp Fdic Gtd Tlgp	—	²	5,000	US$	5,061	N/A	US$	5,061
	Met Life Glob Funding I	—	²	500	US$	505	N/A	US$	505
	Metropolitan Life Global Fdg I	—	²	1,750	US$	1,646	N/A	US$	1,646
	Royal Bk of Scotland Plc	—	²	5,000	US$	5,071	N/A	US$	5,071

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Royal Bk Scotland Grp Plc 144A	—	²	6,500	US $	6,597	N/A	US $	6,597
	Suncorp Metway Ltd.	—	²	5,000	US $	5,187	N/A	US $	5,187
	Wachovia Corp. New	—	²	4,000	US $	4,238	N/A	US $	4,238
	Nationwide Building Society	—	Held-to-maturity financial assets	8,000	US $	8,000	N/A	US $	8,010
(Continued)

				September 30, 2009
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Corporate issued note
			Available-for-sale
	Royal bk of scotland	—	financial assets	5,000	US$	4,982	N/A	US$	4,982

	Barclays U.S. Fdg LLC	—	²	4,500	US$	4,489	N/A	US$	4,489

	Agency bonds
	Finma Pool 852347	—	Available-for-sale financial assets	3,805	US$	4,033	N/A	US$	4,033
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)						Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$	Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)	(In Thousands)	in Thousands)
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$2,032,658	—		$—	—		$1,037,370		$1,000,000	$37,370	—		$1,033,473
	Taiwan Power Company	Held-to-maturity financial assets	″	—	—		4,209,629	—		203,892	—		—		—	—	—		3,384,845
	Formosa Petrochemical Corporation	″	″	—	—		3,554,908	—		457,351	—		—		—	—	—		3,179,081
	Formosa Plastic Corporation	″	″	—	—		2,385,285	—		203,994	—		—		—	—	—		1,671,881
	China Steel Corporation	″	″	—	—		1,000,000	—		514,672	—		—		—	—	—		1,513,313

	Government bond
	European Investment Bank Bonds	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		383,387	—		2,025,500	—		400,000		383,909	16,091	—		2,015,610

	Capital
	VTAF III	Investments accounted for using equity method	—	Subsidiary	—		1,305,605	—		262,922	—		—		—	—	—		1,341,398

TSMC	Corporate bond
Development	JP Morgan Chase & Co.	Held-to-maturity financial assets	JP Morgan Securitied Inc.	—	—		—	—	US$	15,000	—		—		—	—	—	US$	15,000

GUC	Open-end mutual funds
	Jih Sun Bond Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	—		—	13,475		190,000	7,804		110,075		110,000	75	5,671		80,010
	FSITC Taiwan Bond Fund	″	First Securities Investment Trust Co., Ltd.	—	—		—	794		135,000	500		85,193		85,000	193	294		50,004
	Prudential Financial Bond Fund	″	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,261		170,000	11,261		170,319		170,000	319	—		—
	PCA Well Pool Fund	″	PCA Securities Investment Trust Co., Ltd.	—	—		—	13,121		170,000	13,261		170,241		170,000	241	—		—
	Hua Nan Phoenix Bond Fund	″	Hua Nan Investment Trust Co., Ltd.	—	—		—	6,434		100,000	6,434		100,131		100,000	131	—		—

TSMC Global	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	30,435	US$	30,435	471,418	US$	471,418	275,875	US$	275,875	US$	275,875	—	225,978	US$	225,978

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—		—	25,000	US$	25,014	—		—		—	—	25,000	US$	25,019
	WI Treasury	″	—	—	—		—	107,500	US$	107,100	—		—		—	—	107,500	US$	107,100
	Societe De Financement De Lec	Held-to-maturity financial assets	—	—	—		—	15,000	US$	15,000	—		—		—	—	15,000	US$	15,000
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		Thousands)		(In Thousands)	in Thousands)
TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	Available-for-sale financial assets	—	—	—		$—	5,000	US$	5,185	—		$—		$—		$—	5,000	US$	5,189
	Bear Stearns Cos Inc.	²	—	—	—		—	5,000	US$	4,965	—		—		—		—	5,000	US$	4,965
	Chase Manhattan Corp. New	²	—	—	3,250	US$	3,353	—	US$	—	3,250	US$	3,380	US$	3,480	US$	(100)	—	US$	—
	Citibank NA	²	—	—	—		—	5,000	US$	4,995	—		—		—		—	5,000	US$	4,997
	Deutsche Bank Ag London	²	—	—	2,995	US$	3,013	—		—	2,995	US$	3,021	US$	3,041	US$	(20)	—		—
	General Elec Cap Corp.	²	—	—	—		—	5,000	US$	4,834	—		—		—		—	5,000	US$	4,817
	General Elec Cap Corp.	²	—	—	—		—	7,000	US$	7,002	—		—		—		—	7,000	US$	7,002
	Keycorp Fdic Gtd Tlgp	²	—	—	—		—	5,000	US$	5,061	—		—		—		—	5,000	US$	5,061
	Morgan Stanley	²	—	—	4,855	US$	4,552	—		—	4,855	US$	4,751	US$	4,768	US$	(17)	—		—
	Royal Bk of Scotland Plc	²	—	—	—		—	5,000	US$	5,106	—		—		—		—	5,000	US$	5,071
	Royal Bk Scotland Grp Plc 144A	²	—	—	—		—	6,500	US$	6,597	—		—		—		—	6,500	US$	6,597
	Suncorp Metway Ltd.	²	—	—	—		—	5,000	US$	5,192	—		—		—		—	5,000	US$	5,187
	Wachovia Corp. New	²	—	—	—		—	4,000	US$	4,239	—		—		—		—	4,000	US$	4,238
	Wachovia Corp. New	²	—	—	3,130	US$	3,135	—		—	3,130	US$	3,195	US$	3,100	US$	95	—		—
	Wells Fargo + Co. New Med Trm	²	—	—	4,500	US$	4,493	—		—	4,500	US$	4,524	US$	4,282	US$	242	—		—
	Nationwide Building Society	Held-to-maturity financial assets	—	—	—		—	8,000	US$	8,000	—		—		—		—	8,000	US$	8,000

	Corporate issued note
	Royal bk of scotland	Available-for-sale financial assets	—	—	—		—	5,000	US$	4,982	—		—		—		—	5,000	US$	4,982
	Barclays U.S. Fdg LLC	²	—	—	—		—	4,500	US$	4,489	—		—		—		—	4,500	US$	4,489

	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	3,215	US$	3,285	—		—	3,179	US$	3,281	US$	3,171	US$	110	36		—
	Fed Hm Ln Pc Pool B19205	²	—	—	5,449	US$	5,501	—		—	5,335	US$	5,511	US$	5,225	US$	286	114		—
	Federal Home Ln Mtg Corp.	²	—	—	3,060	US$	3,108	—		—	3,005	US$	3,078	US$	3,003	US$	75	55		—
	Fnma Pool 257245	²	—	—	3,456	US$	3,513	—		—	3,415	US$	3,513	US$	3,437	US$	76	41		—
	Fnma Pool 691283	²	—	—	2,963	US$	3,039	—		—	2,932	US$	3,028	US$	2,920	US$	108	31		—
	Fnma Pool 852347	²	—	—	—		—	3,805	US$	4,038	—		—		—		—	3,805	US$	4,033
	Fnma Pool 888738	²	—	—	3,669	US$	3,776	—		—	3,659	US$	3,828	US$	3,801	US$	27	10		—
	Fnma Pool 888793	²	—	—	4,105	US$	4,242	—		—	4,071	US$	4,265	US$	4,207	US$	58	34		—
	Fed Home Ln Bank	²	—	—	5,000	US$	5,305	—		—	5,000	US$	5,282	US$	5,035	US$	247	—		—
	Federal Farm Cr Bks	²	—	—	3,400	US$	3,610	—		—	3,400	US$	3,590	US$	3,411	US$	179	—		—
	Federal Farm Credit Bank	²	—	—	3,375	US$	3,433	—		—	3,375	US$	3,430	US$	3,370	US$	60	—		—
	Federal Home Ln Bks	²	—	—	3,725	US$	3,854	—		—	3,725	US$	3,852	US$	3,721	US$	131	—		—
	Federal Home Ln Bks	²	—	—	5,000	US$	5,320	—		—	5,000	US$	5,312	US$	5,098	US$	214	—		—
	Federal Home Ln Bks	²	—	—	4,000	US$	4,148	—		—	4,000	US$	4,151	US$	4,136	US$	15	—		—
	Federal Home Ln Mtg	²	—	—	5,000	US$	5,340	—		—	5,000	US$	5,334	US$	5,186	US$	148	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,340	US$	3,428	—		—	3,340	US$	3,432	US$	3,336	US$	96	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,500	US$	3,560	—		—	3,500	US$	3,561	US$	3,494	US$	67	—		—
	Federal Home Ln Mtg Corp.	²	—	—	3,500	US$	3,743	—		—	3,500	US$	3,749	US$	3,786	US$	(37)	—		—
	Federal Home Loan Bank	²	—	—	4,500	US$	4,710	—		—	4,500	US$	4,709	US$	4,518	US$	191	—		—
	Federal Natl Mtg Assn	²	—	—	3,700	US$	3,713	—		—	3,700	US$	3,712	US$	3,700	US$	12	—		—

					Beginning Balance			Acquisition		Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount		Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in	Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)	(In Thousands)	Thousands)		Thousands)		Thousands)		(In Thousands)	in Thousands)
	Federal Natl Mtg Assn	²	—	—	4,000	US$	4,169	—	—	4,000	US$	4,179	US$	4,116	US$	63	—	—
	Federal Natl Mtg Assn	²	—	—	3,500	US$	3,809	—	—	3,500	US$	3,801	US$	3,645	US$	156	—	—
	Federal Natl Mtg Assn	²	—	—	3,750	US$	4,134	—	—	3,750	US$	4,127	US$	4,151	US$	(24)	—	—
(Continued)

					Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance (Note 3)
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	Amount(US$ in
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	Thousands)
	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	Available-for-sale financial assets	—	—	4,597	US$4,584	—	$—	4,472	US$4,480	US$4,584	US$(104)	125	$—
	Cit Equip Coll Tr	″	—	—	4,000	US$3,884	—	—	4,000	US$3,925	US$3,996	US$ (71)	—	—
	Credit Suisse First Boston Mtg	″	—	—	4,353	US$4,349	—	—	4,090	US$4,085	US$4,188	US$(103)	263	—
	First Un Natl Bk Coml Mtg Tr	″	—	—	4,788	US$4,715	—	—	4,774	US$4,780	US$4,954	US$(174)	14	—
	Lb Ubs Coml Mtg Tr	″	—	—	3,737	US$3,495	—	—	3,725	US$3,537	US$3,697	US$(160)	12	—
	Tiaa Seasoned Coml Mtg Tr	″	—	—	3,397	US$3,163	—	—	3,375	US$3,283	US$3,392	US$(109)	22	—
	Wamu Mtg	″	—	—	3,214	US$2,925	—	—	3,172	US$3,106	US$3,114	US$ (8)	42	—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings/ losses of equity method investees.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$111,683,024	54	Net 30 days after invoice date	—	—	$22,009,288	51
	GUC	Investee with a controlling financial interest	Sales	1,497,213	1	Net 30 days after monthly closing	—	—	455,417	1
	VIS	Investee accounted for using equity method	Sales	107,316	—	Net 30 days after monthly closing	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	3,872,117	18	Net 30 days after monthly closing	—	—	(605,006)	6
	TSMC China	Subsidiary	Purchases	2,611,248	12	Net 30 days after monthly closing	—	—	(456,026)	4
	SSMC	Investee accounted for using equity method	Purchases	2,530,044	11	Net 30 days after monthly closing	—	—	(273,184)	3
	VIS	Investee accounted for using equity method	Purchases	2,433,937	11	Net 30 days after monthly closing	—	—	(759,737)	7

GUC	TSMC North America	Same parent company	Purchases	701,967	29	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(97,319)	10

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts
TSMC	TSMC North America	Subsidiary	$22,023,139	41	$7,315,356	—	$8,350,804	$—
	GUC	Investee with a controlling financial interest	455,417	61	276	—	169,404	—
	VIS	Investee accounted for using equity method	141,358	(Note 2)	22,012	Accelerate demand on accounts receivable	216	—
	TSMC China	Subsidiary	119,544	(Note 2)	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of September 30, 2009				Net Income		Earnings
				September 30,		December 31,				Carrying		(Losses) of the		(Losses)
				2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$45,492,790		$318,351	$318,351	Subsidiary

	TSMC Partners	Tortola, British Virgin Islands	Investment in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		32,627,788		(186,169)	(186,169)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,410,696		1,893	(300,883)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		5,899,305		723,310	132,823	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		3,606,012		(2,613,274)	(2,614,520)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,686,753		310,014	310,014	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,372,699		(254,952)	(123,929)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,703,163		1,440,241	—	98		1,341,398		(203,330)	(199,264)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,422		1,036,422	—	98		1,059,820		(174,693)	(171,199)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	36		960,442		343,568	121,958	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		966,596		986,797	—	99		319,571		(88,558)	(88,115)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		152,965		25,714	25,714	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		136,710		926	926	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		18,115		2,136	2,136	Subsidiary (Note 3)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	690,624	US$	529	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	68,198	US$	(4,501)	Note 2	Investee accounted for using equity method
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	32,289	US$	32,289	32,289	97	US$	28,133	US$	3,020	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	8,932	US$	524	Note 2	Subsidiary (Note 3)
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	7,746	US$	(1,181)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,057	US$	155	Note 2	Subsidiary (Note 3)
	Mcube Inc.(Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800		—	5,333	74	US$	800		—	Note 2	Investee accounted for using equity method
	Mcube Inc.(Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000		—	1,000	10	US$	1,000		—	Note 2	Investee accounted for using equity method

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	380,000	293,637	100	US$	196,675	US$	(7,882)	Note 2	Subsidiary

VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	120,401	US$	(5,099)	Note 2	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of September 30, 2009				Net Income		Earnings
				September 30,		December 31,				Carrying		(Losses) of the		(Losses)
				2009		2008				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,055	US$	(689)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	1,777	US$	1,777	4,500	41	US$	730	US$	(836)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,550	US$	700	—	100	US$	856	US$	(94)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		36,870		3,632	Note 2	Subsidiary (Note 3)
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		13,062		1,353	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	50	—	100		5,281		318	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	50		—	50	100		1,485		(127)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
				from Taiwan			from Taiwan				Inward
		Total Amount of		as of			as of		Equity in the	Carrying Value	Remittance of
		Paid-in Capital		January 1, 2009			September 30,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	Investment Flows		2009 (US$ in	Percentage of	(Losses)	September 30,	September 30,
Investee Company	Products	Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Note 2)	2009	2009
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367	(Note 1)	$12,180,367	$—	$—	$12,180,367	100%	$(2,614,520)	$3,606,012	$—
		(RMB3,070,623)		(US$371,000)			(US$371,000)

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of September 30, 2009	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the reviewed financial statements.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$111,683,024	—	52%
				Receivables from related parties	22,009,288	—	4%
				Other receivables from related parties	13,851	—	—
				Payables to related parties	1,370	—	—
		TSMC China	1	Sales	53,839	—	—
				Purchases	2,611,248	—	1%
				Gain on disposal of property, plant and equipment	140,166	—	—
				Technical service income	6,419	—	—
				Other receivables from related parties	119,544	—	—
				Payables to related parties	456,026	—	—
				Deferred credits	43,730	—	—
		TSMC Japan	1	Marketing expenses — commission	166,109	—	—
				Payables to related parties	21,021	—	—
		TSMC Europe	1	Marketing expenses — commission	234,892	—	—
				Research and development expenses	13,172	—	—
				Payables to related parties	35,717	—	—
		TSMC Korea	1	Marketing expenses — commission	10,667	—	—
				Payables to related parties	1,020	—	—
		GUC	1	Sales	1,497,213	—	1%
				Research and development expenses	26,488	—	—
				Receivables from related parties	455,417	—	—
		TSMC Technology	1	Research and development expenses	299,636	—	—
				Payables to related parties	126,074	—	—
		WaferTech	1	Sales	3,357	—	—
				Purchases	3,872,117	—	2%
				Other receivables from related parties	3,921	—	—
				Payables to related parties	605,006	—	—
		Xintec	1	Sales of property, plant and equipment and other assets	58,450	—	—
		TSMC Canada	1	Research and development expenses	115,534	—	—
				Payables to related parties	12,889	—	—
1	GUC	TSMC North America	3	Purchases	701,967	—	—
				Manufacturing overhead	216,059	—	—
				Payables to related parties	97,319	—	—

		GUC-NA	3	Operating expenses	115,524	—	—
				Accrued expenses	14,015	—	—
		GUC-Japan	3	Operating expenses	29,296	—	—
				Accrued expenses	3,478	—	—
		GUC-Europe	3	Operating expenses	6,632	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B. FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

			Nature of
			Relationship
No.	Company Name	Counter Party	(Note 1)	Intercompany Transactions
							Percentage of
						Terms	Consolidated Total Gross
				Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$156,727,226	—	57%
				Receivables from related parties	26,903,610	—	5%
				Other receivables from related parties	18,985	—	—
				Payables to related parties	4,731	—	—
		TSMC China	1	Sales	72,013	—	—
				Purchases	3,882,384	—	1%
				Gain on disposal of property, plant and equipment	150,959	—	—
				Technical service income	82,802	—	—
				Other receivables from related parties	115,766	—	—
				Payables to related parties	370,154	—	—
				Deferred credits	230,617	—	—
		TSMC Japan	1	Marketing expenses — commission	195,344	—	—
				Payables to related parties	34,809	—	—
		TSMC Europe	1	Marketing expenses — commission	299,045	—	—
				Payables to related parties	46,406	—	—
		TSMC Korea	1	Marketing expenses — commission	13,522	—	—
				Other receivables from related parties	3,206	—	—
				Payables to related parties	2,404	—	—
		GUC	1	Sales	1,167,490	—	—
				Research and development expenses	12,325	—	—
				Receivables from related parties	352,213	—	—
		TSMC Technology	1	Research and development expenses	263,287	—	—
				Payables to related parties	64,799	—	—
		WaferTech	1	Sales	11,674	—	—
				Purchases	6,776,756	—	2%
				Other receivables from related parties	25,958	—	—
				Payables to related parties	800,324	—	—
		TSMC Canada	1	Research and development expenses	138,515	—	—

1	TSMC Partners	TSMC International	3	Other receivables from related parties	7,968,240	—	1%
				Deferred revenue	7,968,240	—	1%
2	GUC	TSMC North America	3	Purchases	1,408,376	—	1%
				Manufacturing overhead	253,726	—	—
				Operating expenses	1,458	—	—
				Payables to related parties	199,333	—	—

		GUC-NA	3	Operating expenses	74,002	—	—
				Accrued expenses	11,556	—	—
		GUC-Japan	3	Operating expenses	20,008	—	—
				Accrued expenses	3,580	—	—
		GUC-Europe	3	Operating expenses	1,954	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 30, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer